Annual Report 2024

Dear Shareholders, Fiscal 2024 was a year of meaningful progress for Gap Inc. where we continued to perform while we transform and successfully navigate a highly dynamic environment to deliver an exceptional year. Transformation of this scale takes time. And I’ve been incredibly proud to see us build on strength to achieve metrics that matter as we drive toward becoming a high-performing company that generates sustainable and profitable growth for our shareholders. This year, quarter after quarter, our disciplined focus on fixing the fundamentals of our business continued to improve our performance against Gap Inc.’s four strategic priorities. Maintaining Financial and Operational Rigor further strengthened our financial footing in fiscal 2024, which capped our second consecutive year and eighth consecutive quarter of market share gains. Gap Inc.’s fiscal 2024 net sales were $15.1 billion, up 1% compared to last year, despite the loss of sales attributable to the incremental 53rd week during fiscal 2023. Comparable sales were up 3% driven by strength in Old Navy and Gap, an improved performance at Banana Republic, and stabilization at Athleta. Our continued focus on controlling the controllables resulted in operating expenses down 2% compared to last year. Additionally, we ended fiscal 2024 with a gross margin of 41.3%, one of our highest in the last 20 years and an expansion of 250 basis points versus last year; and an operating margin of 7.4%. Financial and operational rigor also delivered fiscal 2024 diluted earnings per share of $2.20 - our highest since 2018. And we ended the year with cash, cash equivalents, and short-term investments of $2.6 billion, an increase of 38% from the prior year. Reinvigorating Our Brands is about driving relevance and revenue. Gap Inc. has a powerful portfolio of brands that matter, and in combination with our brand reinvigoration playbook, we are proving they can matter even more. • OLD NAVY is the largest brand in our portfolio. And in fiscal 2024, the brand continued to reassert itself, delivering a 3% sales comp, market share gains in all four quarters, and one of the highest annual net sales performances in brand history to become the #1 specialty apparel brand and retailer in the U.S. Old Navy’s strength in both denim and active is showing up in the results, and going forward, we see a big opportunity to become the value brand in active for the entire family. • GAP is our namesake and second largest brand. Our efforts to reignite Gap in fiscal 2024 delivered an impressive 4% sales comp, market share gains in 2024 was a year of meaningful progress for Gap Inc. where we continued to perform while we transform.

all four quarters, and importantly, put Gap back in the cultural conversation where it belongs, bridging the generation gap with product innovation and brilliant marketing built on big ideas. • BANANA REPUBLIC ended fiscal 2024 with a 1% sales comp and important new traction as we re-establish the brand to thrive in the premium lifestyle space. While it’s still early in Banana Republic’s reinvigoration, meaningful work to improve fit, quality, and elevate storytelling are working to restore consumer trust, build brand equity, and spark buzz. • ATHLETA stabilized revenue in fiscal 2024, delivering a flat sales comp with market share gains. The brand maintained its #3 position in women’s active as we continued to reset the brand and re-engage Athleta in the cultural wellness conversation. And while we have more work to do to realize the brand’s full potential, our ambitions for Athleta remain high. Strengthening Our Platform is about improving effectiveness and efficiency to create a competitive advantage. And in fiscal 2024, we continued to both improve our existing capabilities and develop new ones. Our Global Supply Chain remained a source of strength and resilience, from sourcing to customer fulfillment. We created a Marketing Shared Services function to generate a greater return on advertising spend, drive brand relevance, and upgrade Gap Inc.’s expertise in consumer engagement. And we hired a transformative Chief Technology Officer whose leadership is optimizing results and growing our capabilities in ecommerce, data, and AI. By integrating AI-driven analytics into inventory management, customer insights, and product design, we’ve already enhanced efficiency and personalization, with much to build on in fiscal 2025. Energizing Our Culture is about becoming a high- performing company, supported by a high-performing culture. And in fiscal 2024 we rooted Gap Inc. with a vision, purpose, mission, and values to unite us as one team and one company. Survey results on key measures including engagement, belief in our vision, and belonging are all moving in the right direction. There is a new vibrancy that’s palpable everywhere from headquarters to our distribution centers, call centers, and stores. This year proved our potential to lead a defining new chapter for our company, inspired by our purpose— bridging gaps to create a better world—and motivated by our vision—to become a high-performing house of iconic American brands that shape culture. Still, as far as we’ve come, delivering metrics that matter, we have more work to do. And the people of Gap Inc. are ready. In fiscal 2025, we’ll continue to build on strength, doing what we say we’re going to do, and performing while we transform to create value for our shareholders. My thanks to you for your continued support of Gap Inc. Onward! Richard Dickson President and Chief Executive Officer, Gap Inc. 2024 proved our potential to lead a defining new chapter for our company, inspired by our purpose— bridging gaps to create a better world—and motivated by our vision—to become a high- performing house of iconic brands that shape culture. This letter contains information which may be considered forward-looking within the meaning of the U.S. federal securities laws. Please see the section entitled “Special Note on Forward-Looking Statements” in this Annual Report for additional information regarding factors that could cause results to differ materially from the results expressed or implied by such forward-looking statements.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 10-K (Mark One) ☑ Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended February 1, 2025 ☐ Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the transition period from to Commission File Number 1-7562 THE GAP, INC. (Exact name of registrant as specified in its charter) Delaware 94-1697231 (State of Incorporation) (I.R.S. Employer Identification No.) Two Folsom Street San Francisco, California 94105 (Address of principal executive offices) Registrant’s telephone number, including area code: (415) 427-0100 Securities registered pursuant to Section 12(b) of the Act: Title of each class Trading Symbol Name of each exchange on which registered Common Stock, $0.05 par value GAP The New York Stock Exchange Securities registered pursuant to Section 12(g) of the Act: None Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐ Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑ Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐ Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑ No ☐ Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and "emerging growth company" in Rule 12b-2 of the Exchange Act: Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐ Emerging growth company ☐ If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ¨ Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑ If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐ Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐ Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant as of August 2, 2024 was approximately $5 billion based upon the last price reported for such date in the NYSE-Composite transactions. The number of shares of the registrant’s common stock outstanding as of March 12, 2025 was 374,904,723. Documents Incorporated by Reference Portions of the registrant’s Proxy Statement for the Annual Meeting of Shareholders to be held on May 20, 2025 (hereinafter referred to as the “2025 Proxy Statement”) are incorporated into Part III.

Special Note on Forward-Looking Statements This Annual Report on Form 10-K contains forward-looking statements within the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. All statements other than those that are purely historical are forward-looking statements. Words such as “expect,” “anticipate,” “believe,” “estimate,” “intend,” “plan,” “project,” and similar expressions also identify forward-looking statements. Forward-looking statements include, but are not limited to, statements regarding the following: • our strategies, plans, prospects, priorities, and expectations regarding our brands, business, industry, results, and financial condition; • meeting the closing conditions to transfer the Gap Taiwan operations to Baozun; • our agreements with third parties to operate stores and websites selling apparel and related products under our brand names; • our integrated loyalty program and the expected benefits therefrom; • pursuing technology and product innovation that supports our sustainability efforts and delivering great quality product to customers; • investing in our business and enhancing the customer experience; • strategically registering our trademarks, domain names, and copyrights; • aggressively policing our intellectual property and pursuing those who infringe our intellectual property rights; • compliance with United States and foreign laws, rules, and regulations; • initiatives to optimize inventory levels, increase supply chain efficiency and responsiveness, and develop additional capabilities to analyze customer behavior and demand; • pursuing selective international expansion through different channels; • initiatives to develop an omni-channel shopping experience and integrate our stores and digital shopping channels; • strategic initiatives across our business in product design and development, marketing and media, store operations, supply chain and inventory management, and technology, and accelerating growth in certain categories; • upgrading our digital and information technology systems and continuing to integrate data science and artificial intelligence; • completing construction of our distribution center in London, Ontario, Canada; • maintaining and building upon financial and operational rigor, through an optimized cost structure and disciplined inventory management; • reinvigorating our brands to drive relevance and an engaging omni-channel experience; • strengthening and evolving our operating platform with a digital-first mindset to drive scale and efficiency; • energizing our culture and attracting and retaining strong talent; • continuing to integrate social and environmental sustainability into business practices to support long-term growth; • uncertainty related to the macroeconomic environment, and monitoring macroeconomic conditions, including consumer behavior and the impact of macroeconomic factors on consumer demand; • the anticipated timing of settlement of purchase obligations and commitments; • the ability of our existing balances of cash and cash equivalents, short-term investments, cash flows from operations, and debt instruments to support our business operations and liquidity requirements; • the importance of our sustained ability to generate free cash flow, which is a non-GAAP financial measure and is defined and discussed in more detail in Part II, Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, of this Form 10-K; • our dividend policy and the payment of our first quarter fiscal 2025 dividend;

• changes to the estimates and assumptions used to calculate our inventory valuation; • the impact of recent accounting pronouncements on the Consolidated Financial Statements; • research credits taken for prior tax years and defending our position in U.S. Tax Court; • impacts to the Consolidated Statements of Operations due to the settlement of tax audits; • recognition of unrealized gains and losses from designated cash flow hedges; • recognition of unrecognized share-based compensation expense; • the impact of losses due to indemnification obligations on the Consolidated Financial Statements; • the outcome of proceedings, lawsuits, disputes, and claims, and the impact on the Consolidated Financial Statements; and • the impact of changes in internal control over financial reporting. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause our actual results to differ materially from those in the forward-looking statements. These factors include, without limitation, the following risks, any of which could have an adverse effect on our business, financial condition, and results of operations: • the overall global economic and geopolitical environment, uncertainties related to government fiscal, monetary, and tax policies, and consumer spending patterns; • the highly competitive nature of our business in the United States and internationally; • the risk that we or our franchisees may be unsuccessful in gauging apparel trends and changing consumer preferences or responding with sufficient lead time; • the risk that we fail to maintain, enhance and protect our brand image and reputation; • the risk that we do not successfully implement our marketing efforts, or that our talent partnerships expose us to reputational or other risks; • the risk that we may be unable to manage our inventory and fulfillment operations effectively and the resulting impact on our sales and results of operations; • the risk of loss or theft of assets, including inventory shortage; • the risk that trade matters, including tariffs on goods imported from our sourcing countries, could increase the cost or reduce the supply of apparel available to us; • the risks to our business, including our costs and global supply chain, associated with global sourcing and manufacturing; • the risks to our reputation or operations associated with importing merchandise from foreign countries, including failure of our vendors to adhere to our Code of Vendor Conduct; • the risk that we fail to manage key executive succession and retention and to continue to attract qualified personnel; • the risk that we or our franchisees may be unsuccessful in identifying, negotiating, and securing new store locations and renewing, modifying, or terminating leases for existing store locations effectively; • the risk that our franchisees and licensees could impair the value of our brands; • the risk that our efforts to expand internationally may not be successful; • the risk that our investments in customer, digital, omni-channel, and other strategic initiatives may not deliver the results we anticipate; • engaging in or seeking to engage in strategic transactions that are subject to various risks and uncertainties; • the risk of information security breaches or vulnerabilities that may result in increased costs, violations of law, significant legal and financial exposure, and a loss of confidence in our security measures; • the risk that failures of, or updates or changes to, our digital and information technology systems, including our continued integration of data science and artificial intelligence, may disrupt our operations;

• the risk that our technology systems that support our e-commerce platform may not be effective or function properly; • reductions in income and cash flow from our credit card programs; • the risk of foreign currency exchange rate fluctuations; • the risk that our comparable sales and margins may experience fluctuations or that we may fail to meet financial market expectations; • the risk that our level of indebtedness may impact our ability to operate and expand our business; • the risk that we and our subsidiaries may be unable to meet our obligations under our indebtedness agreements; • the risk that covenants in our indebtedness agreements may restrict or limit our business; • the risk that changes in our credit profile or deterioration in market conditions may limit our access to the capital markets; • evolving regulations and expectations with respect to environmental, social, and governance matters, and increased scrutiny of diversity, equity, and inclusion initiatives; • the adverse impacts of climate change on our business; • natural disasters, public health crises, political crises, negative global climate patterns, or other catastrophic events; • our failure to comply with applicable laws and regulations and changes in the regulatory or administrative landscape; • the risk that we will not be successful in defending various proceedings, lawsuits, disputes, and claims; • the risk that the assumptions and estimates used when preparing the Consolidated Financial Statements, including estimates and assumptions regarding inventory valuation, asset impairment, income taxes, and revenue recognition, are inaccurate or may change, and the resulting impact on our results of operations; and • the risk that the adoption of new accounting pronouncements will impact future results. Additional information regarding factors that could cause results to differ can be found in this Annual Report on Form 10-K and our other filings with the U.S. Securities and Exchange Commission (“SEC”). Future economic and industry trends that could potentially impact net sales and profitability are difficult to predict. These forward-looking statements are based on information as of March 18, 2025, and we assume no obligation to publicly update or revise our forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized. Where You Can Find More Information Investors and others should note that Gap Inc. announces material financial and operational information to its investors using its Investor Relations website, press releases, SEC filings, and public conference calls and webcasts. Gap Inc. and each of its brands also use LinkedIn and Instagram as a means of disclosing information about Gap Inc. and for complying with disclosure obligations under Regulation FD. The social media channels that Gap Inc. and its brands intend to use as a means of disclosing information described above may be updated from time to time as listed on Gap Inc.’s Investor Relations website. The information we post through these channels is not part of this Annual Report.

THE GAP, INC. 2024 ANNUAL REPORT ON FORM 10-K TABLE OF CONTENTS Page PART I Item 1. Business . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1 Item 1A. Risk Factors . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 8 Item 1B. Unresolved Staff Comments . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 20 Item 1C. Cybersecurity . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 20 Item 2. Properties . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 21 Item 3. Legal Proceedings . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 22 Item 4. Mine Safety Disclosures . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 22 PART II Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 23 Item 6. [Reserved] . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 24 Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations . . . . . . . 25 Item 7A. Quantitative and Qualitative Disclosures About Market Risk . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 34 Item 8. Financial Statements and Supplementary Data . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 36 Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure . . . . . . 72 Item 9A. Controls and Procedures . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 72 Item 9B. Other Information . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 72 Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections . . . . . . . . . . . . . . . . . . . . . . . . . 72 PART III Item 10. Directors, Executive Officers and Corporate Governance . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 72 Item 11. Executive Compensation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 73 Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 73 Item 13. Certain Relationships and Related Transactions, and Director Independence . . . . . . . . . . . . . . . . . . 73 Item 14. Principal Accounting Fees and Services . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 73 PART IV Item 15. Exhibits, Financial Statement Schedules . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 74 Item 16. Form 10-K Summary . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 78

Part I Item 1. Business. General The Gap, Inc. (Gap Inc., the "Company," "we," and "our") is a house of iconic brands offering apparel, accessories, and personal care products for men, women, and children under the Old Navy, Gap, Banana Republic, and Athleta brands. Gap Inc. is an omni-channel retailer, with sales to customers both in stores and online, through Company- operated and franchise stores, websites, and third-party arrangements. As of February 1, 2025, we had Company-operated stores in the United States, Canada, Japan, and Taiwan. In fiscal 2022, we signed agreements with a third party, Baozun Inc. ("Baozun"), to operate Gap China and Gap Taiwan ("Gap Greater China") stores and the in-market website as a franchise partner. On January 31, 2023, the Gap China transaction closed with Baozun. The Gap Taiwan operations will continue to operate as usual until regulatory approvals and closing conditions are met. We have franchise agreements to operate Old Navy, Gap, Banana Republic, and Athleta throughout Asia, Europe, Latin America, the Middle East, and Africa. Under these agreements, third parties operate, or will operate, stores and websites that sell apparel and related products under our brand names. We also have licensing agreements with licensees to sell products using our brand names. In addition to operating in the specialty, outlet, online, and franchise channels, we use our omni-channel capabilities to bridge the digital world and physical stores. The shopping experience is further enhanced by our omni-channel services, including buy online pick-up in store, order-in-store, and ship-from-store, as well as enhanced mobile-enabled experiences, which allow our customers to shop seamlessly across our brands and channels. Our brands have shared investments in supply chain and inventory management, which allows us to optimize efficiency and responsiveness in our operations. Old Navy. Old Navy is a North American value apparel brand that makes on-trend fashion accessible to everyone. The brand democratizes style through its combination of on-trend product, consistent quality, and affordable pricing. Old Navy is committed to creating a frictionless and delightful shopping experience across stores, online, and convenient omni-channel capabilities. Old Navy opened its first store in 1994 in the United States and since then has expanded to more than 1,200 Company-operated stores in the U.S. and Canada, as well as franchise stores around the world. Gap. Gap is a globally recognized icon of casual American style. Founded in San Francisco in 1969, Gap champions originality by creating loved essentials and delivering culturally-relevant experiences that celebrate individuality. Gap is an adult apparel and accessories brand that also offers GapKids, babyGap, Gap Maternity, GapBody and GapFit collections. The brand also serves value-conscious customers with exclusively designed collections for Gap Outlet and Gap Factory Stores. Gap is our namesake brand and connects with customers in Company-operated and franchise retail locations globally, online, and through licensing partnerships. Banana Republic.  Banana Republic is a storyteller's brand, outfitting the modern explorer with high-quality, expertly crafted collections and experiences to inspire and enrich their journeys. Founded in 1978 and acquired by Gap Inc. in 1983, Banana Republic connects with customers in Company-operated and franchise retail locations globally, and online. 1

Athleta. Athleta is a premium performance lifestyle brand that empowers women and girls to build confidence, strength, and belonging through movement – igniting the Power of She. Founded in 1998 and acquired by Gap Inc. in 2008, Athleta integrates technical features and innovative design to support all the ways she moves – from yoga and training to travel and recovery. Athleta's versatile performance apparel is designed for women by women, with inclusivity at its core. Since 2018, Athleta has been certified as a benefit corporation ("B Corp"), furthering its commitment to using the business as a force for good to drive social and environmental impact. Athleta apparel is available at Company-operated stores across the U.S. and Canada, franchise retail locations globally, and online. We ended fiscal 2024 with 2,506 Company-operated stores and 1,063 franchise store locations. For more information on the number of stores by brand and region, see the table included in Part II, Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, of this Form 10-K. Old Navy, Gap, Banana Republic, and Athleta each have a private label credit card program and a co-branded credit card program through which customers receive benefits. Private label and co-branded credit cards are provided by a third-party financing company, with associated revenue sharing arrangements reflected in Gap Inc. operations. We also have an integrated loyalty program across the U.S. and Puerto Rico that aims to attract new customers and create enduring relationships by turning customers into lifelong loyalists. We are focused on increasing the lifetime value of our loyalty members through greater personalization, including leveraging first- party data and increasing promotions with targeted content, offers, and experiences. Although each brand expression has a different look and feel, customers can earn and redeem rewards across all of our brands. All of our brands also issue and redeem gift cards. Product Development We design, develop, market, and sell a wide range of apparel and accessory products reflecting a mix of basics and fashion items based on widely accepted fashion trends, striving to bring product to market quickly and provide unrivaled value to customers. We are committed to pursuing technology and product innovation that support our sustainability efforts while also delivering great quality products to our customers. Our product teams research, test, and iterate each season to deliver the latest styles in fabrics and silhouettes that are made to last while remaining conscious of the types of materials being sourced and the suppliers they work with. We leverage feedback and purchasing data from our customer database, along with market trend insights, to guide our product and merchandising decision-making. For additional information on risks related to product development, see the section entitled “Risk Factors—Risks Related to Competition, Brand Relevance, and Brand Execution—We must successfully gauge apparel trends and changing consumer preferences to succeed” in Item 1A, Risk Factors, of this Form 10-K. Marketing and Advertising We use a variety of marketing and advertising mediums to drive brand health, customer acquisition, and engagement. We leverage our customer database and respond to shopping behaviors and needs with personalized content across email, site, and digital media to drive relevance and urgency. Our diversified media mix spans traditional to digital to social media. We focus on productivity of demand generation investments to drive increased effectiveness. For additional information on risks related to our marketing efforts, see the section entitled “Risk Factors—Risks Related to Competition, Brand Relevance, and Brand Execution—We must successfully implement our marketing efforts” in Item 1A, Risk Factors, of this Form 10-K. 2

Merchandise Vendors We purchase private label and non-private label merchandise from over 200 vendors. Our vendors have factories in about 30 countries. Our two largest vendors accounted for approximately 9 percent and 8 percent of the dollar amount of our total fiscal 2024 purchases. Of our merchandise purchased during fiscal 2024, substantially all purchases, by dollar value, were from factories outside North America. Approximately 27 percent of our fiscal 2024 purchases, by dollar value, were from factories in Vietnam. Approximately 19 percent of our fiscal 2024 purchases, by dollar value, were from factories in Indonesia. Product cost increases or events causing disruption of imports from Vietnam, Indonesia, or other foreign countries, including the imposition of additional import restrictions, tariffs, or taxes, or vendors temporarily closing or potentially failing due to political, financial, or regulatory issues, could have an adverse effect on our operations. Substantially all of our foreign purchases of merchandise are negotiated and paid for in U.S. dollars. For additional information on risks related to our merchandise vendors, see the below sections in Item 1A, Risk Factors, of this Form 10-K. • “Risks Related to Our Business Operations—Trade matters may disrupt our supply chain,” • "Risks Related to Our Business Operations—Our business is subject to risks associated with global sourcing and manufacturing," • "Risks Related to Our Business Operations—Risks associated with importing merchandise from foreign countries, including failure of our vendors to adhere to our Code of Vendor Conduct, could harm our business," and • “General Risks—Our business and results of operations could be adversely affected by natural disasters, public health crises, political crises, negative global climate patterns, or other catastrophic events.” Seasonal Business and other Macroeconomic Conditions Our business typically follows a seasonal pattern, with sales peaking during the end-of-year holiday period. Additionally, other macroeconomic conditions such as uncertainty surrounding inflationary pressures, global geopolitical instability, and changes related to government fiscal, monetary, and tax policies including changes in interest rates, tax rates, duties, tariffs, and other restrictions, have had and may continue to have an impact on customer behavior that could result in temporary changes in the seasonality of our business. For additional information on risks related to macroeconomic conditions, see the section entitled “Risk Factors—Risks Related to Macroeconomic Conditions—Global economic conditions have and could continue to adversely affect our business, financial condition, and results of operations” in Item 1A, Risk Factors, of this Form 10-K. Brand Building Our ability to develop and evolve our existing brands is a key to our success. We believe our distinct brands are among our most important assets. Virtually all aspects of brand development, from product design and distribution to marketing, merchandising, and shopping environments, are controlled by Gap Inc. employees. We continue to invest in our business and enhance the customer experience through ongoing supply chain, digital, marketing, and omni-channel initiatives. For additional information on risks related to building our brands, see the section entitled “Risk Factors—Risks Related to Strategic Transactions and Investments—Our investments in customer, digital, omni-channel, and other strategic initiatives may not deliver the results we anticipate” in Item 1A, Risk Factors, of this Form 10-K. 3

Trademarks and Service Marks We own the material trademarks used in connection with the marketing, distribution, and sale of our products, domestically and internationally, where our products are currently sold or manufactured. Our major trademarks include the Old Navy, Gap, Banana Republic, and Athleta trademarks and service marks, and certain other trademarks and service marks. We have obtained and continue to maintain registrations for these marks in the United States, Canada, Mexico, the United Kingdom, the European Union, Japan, China, and numerous other countries throughout the world. In addition, we own domain names for our primary trademarks and numerous copyright registrations. We intend to continue to strategically register, both domestically and internationally, trademarks, domain names, and copyrights that we utilize today and those we may develop in the future. We will continue to aggressively police our intellectual property and pursue those who infringe our intellectual property rights, both domestically and internationally. We believe the distinctive trademarks we use in connection with our products are important in building our brand image and distinguishing our products from those of others. Franchise and Licensing We have franchise agreements to operate Old Navy, Gap, Banana Republic, and Athleta in about 40 countries around the world. Under these agreements, third parties operate, or will operate, stores and websites that sell apparel and related products under our brand names. We also have licensing agreements with licensees to sell products using our brand names. For additional information on risks related to our franchise and licensing business, see the below sections in Item 1A, Risk Factors, of this Form 10-K. • “Risks Related to Strategic Transactions and Investments—Our franchise and licensing businesses are subject to certain risks not directly within our control that could impair the value of our brands,” and • “Risks Related to Strategic Transactions and Investments—Our efforts to expand internationally may not be successful.” Inventory The nature of the retail business requires us to carry a significant amount of inventory, especially prior to the peak holiday selling season when we, along with other retailers, generally build up inventory levels. We maintain a large part of our inventory in distribution centers. We review our inventory levels in order to identify slow-moving merchandise and broken assortments (items no longer in stock in a sufficient range of sizes or colors) and we primarily use markdowns to clear merchandise. For additional information on risks related to our inventory, see the below sections in Item 1A, Risk Factors, of this Form 10-K. • “Risks Related to Competition, Brand Relevance and Brand Execution—We must successfully gauge apparel trends and changing consumer preferences to succeed," • "Risks Related to Our Business Operations—If we are unable to manage our inventory and fulfillment operations effectively, our results of operations could be adversely affected," • "Risks Related to Our Business Operations—Failure to protect our inventory from loss and theft may adversely affect our results of operations," and • “General Risks—Our business and results of operations could be adversely affected by natural disasters, public health crises, political crises, negative global climate patterns, or other catastrophic events.” Competitors The global apparel retail industry is highly competitive. We compete with local, national, and global apparel retailers. For additional information on risks related to competition, see the section entitled “Risk Factors—“Risks Related to Competition, Brand Relevance and Brand Execution—Our business is highly competitive” in Item 1A, Risk Factors, of this Form 10-K. 4

Human Capital As of February 1, 2025, we had a workforce of approximately 82,000 employees. We also hire seasonal employees, primarily during the peak holiday selling season. As of February 1, 2025, approximately 84 percent of employees worked in retail locations, approximately 8 percent of employees worked in distribution centers, and approximately 8 percent of employees worked in headquarters locations. In addition, as of that date, approximately 82 percent of employees were located in the U.S. and approximately 18 percent of employees were located outside of the U.S., with a majority of those non-U.S. based employees located in Canada and Japan. We are powered by passionate people who strive to inspire authentic self-expression and keep our brands at the forefront of culture. We know that in order to remain competitive in the retail apparel industry, we must attract, develop, and retain skilled employees in our design, merchandising, supply chain, marketing, information technology, and other functions, as well as in our stores and distribution centers. We value the importance of our human capital and prioritize developing our talent; creating an inclusive workplace and fostering a strong sense of belonging for our employees; pay equity; gathering and actioning on employee feedback; and supporting our employees' health, well-being, and safety. Talent Development. We provide our employees with resources, experiences, and support to help expand our employees’ skills and shape their careers. Our structured training programs include our Retail Academy, which combines classroom, e-learning, and experiential learning for early-in-career talent; our Rotational Management Program, which develops leaders across a range of corporate functions; our IGNITE leadership training in distribution centers and contact centers, which connects leaders in these functions to support a high-performance culture; and specific skills-building programs for field and store leaders. We have ongoing initiatives to transition seasonal employees to full-time roles in our distribution centers, and to promote store and distribution center employees into corporate functions. All full-time U.S. employees who have completed one year of employment also qualify for an annual tuition reimbursement benefit. Inclusion and Belonging. As a global company, we believe it is important to promote a culture of inclusion and belonging for our employees, customers, and communities. We strive to foster a workplace where our employees feel valued, respected, and equipped to reach their full potential. We also strive to support our employees so that they feel a strong sense of belonging and connection to our company, and are able to bring their authentic selves to work. We aim to develop leaders who model and promote inclusive behaviors, which we believe creates stronger teams. We also offer opportunities for our employees to celebrate culture throughout the year through heritage month programming and our employee resource groups. Pay Equity. We continue to conduct internal pay equity reviews to help ensure that our pay practices are fair and competitive. Employee Feedback. We value our employees' feedback and use opinion surveys to understand what is important to our employees, and to inform ongoing programs and strategies – all to help us foster a thriving, productive work environment, while identifying opportunities for year-over-year enhancements to the employee experience. Health, Well-being, and Safety. Our employees' health, well-being, and safety are top priorities. We provide an array of financial incentives and health, well-being, and leave benefits to help our employees optimize their professional and personal lives. Our store and distribution center employees are trained on safe work practices and learn procedural knowledge through on-the-job training programs that are aligned to industry and occupational health and safety standards. Dedicated teams analyze risks and collaborate with operational leaders to understand and adjust business practices to align with emerging trends, and our Internal Audit team gauges procedural compliance at distribution centers and stores. 5

Human Capital Management Oversight. Our Board of Directors (the "Board") through its Compensation and Management Development Committee oversees human capital management issues. The Compensation and Management Development Committee has formal oversight over the Company's policies and strategies relating to its human capital management function, including policies, processes, and strategies relating to employee recruitment, retention, appraisal, and development; talent management; workplace culture and employee engagement; workforce inclusion and belonging, and any risks or goals related thereto; and the Company's general approach to broad-based compensation, benefits, workplace, and employment practices, as outlined in its charter. The Compensation and Management Development Committee receives reports on talent management, succession planning, and inclusion and belonging, and engages on compensation program design for employees at all levels. For additional information on risks related to our human capital management, see the section entitled “Risk Factors—Risks Related to Our Business Operations—Our failure to manage key executive succession and retention and to continue to attract qualified personnel could adversely affect our results of operations” in Item 1A, Risk Factors, of this Form 10-K. Government Regulation As a company with global operations, we are subject to the laws of the United States and the multiple foreign jurisdictions in which we operate and the rules, reporting obligations, and regulations of various governing bodies, which may differ among jurisdictions. Compliance with these laws, rules, reporting obligations, and regulations, which can change, could result in significant costs but has not had, and is not expected to have, a material effect on our capital expenditures, results of operations, or competitive position as compared to prior periods. For additional information on risks related to regulation, see the section entitled “Risk Factors—General Risks— Failure to comply with applicable laws and regulations, and changes in the regulatory or administrative landscape, could adversely affect our business, financial condition, and results of operations” in Item 1A, Risk Factors, of this Form 10-K. Available Information We make available on our website (www.gapinc.com) under “Investors, Financial Information, SEC Filings” our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports as soon as reasonably practicable after we electronically file or furnish them to the SEC. Committee charters for each standing committee of our Board (the Audit and Finance, Compensation and Management Development, and Governance and Sustainability Committees) and Corporate Governance Guidelines are available on our website under “Investors, Governance.” Our Code of Business Conduct is available on our website under “Investors, Corporate Compliance.” Any waivers to the Code of Business Conduct will be publicly disclosed on the website. Environmental, Social, and Governance ("ESG") Information about our ESG efforts is available on our website (www.gapinc.com) under "Impact, ESG Resources" which provides information on our public commitments, policies, social and environmental programs, ESG strategy, and ESG data. Also available are downloads of our reporting standards and frameworks – Task Force on Climate-Related Financial Disclosures ("TCFD"), Sustainability Accounting Standards Board ("SASB") and Global Reporting Index ("GRI") – and our annual ESG reports. For additional information on risks related to our ESG efforts, see the section entitled “Risks Related to Sustainability and Climate Change” in Item 1A, Risk Factors, of this Form 10-K. The information contained in, or referred to, on our website is not deemed to be incorporated into this Annual Report unless otherwise expressly noted. 6

Information about our Executive Officers The following are our executive officers: Name, Age, Position, and Principal Occupation: Horacio Barbeito, 54, President and Chief Executive Officer, Old Navy effective August 2022; President and CEO, Walmart Canada from November 2019 to July 2022; President and CEO, Walmart Argentina and Chile from February 2015 to November 2019; and President and CEO, Walmart Argentina from February 2012 to February 2015. Chris Blakeslee, 47, President and Chief Executive Officer, Athleta effective August 2023; President, BELLA+CANVAS and Alo Yoga from January 2020 to July 2023; and Executive Vice President, Color Image Apparel from October 2017 to December 2019. Mark Breitbard, 57, President and Chief Executive Officer, Gap brand effective September 2020; President and Chief Executive Officer, Specialty Brands from March 2020 to September 2020; President and Chief Executive Officer, Banana Republic from May 2017 to March 2020; Chief Executive Officer, The Gymboree Corporation from January 2013 to April 2017; President, Gap North America from 2012 to January 2013; Executive Vice President, Gap North America Merchandising from 2011 to 2012; and Executive Vice President, GapKids and babyGap from 2010 to 2011. Eric Chan, 48, Executive Vice President, Chief Business and Strategy Officer effective January 2024; Chief Financial Officer, LA Clippers from August 2018 to December 2023; Chief Operating Officer, Bouqs Company from February 2017 to August 2018; and Chief Financial Officer, Loot Crate from October 2015 to February 2017. Richard Dickson, 56, President and Chief Executive Officer, Gap Inc. effective August 2023; President and Chief Operating Officer, Mattel, Inc. from 2015 to 2023; Chief Brands Officer, Mattel, Inc. from 2014 to 2015; and President and Chief Executive Officer, Branded Businesses of The Jones Group (now Premier Brands Group Holdings), which owned a portfolio of premier apparel, footwear, and accessories brands, from 2010 to 2014. Sally Gilligan, 52, Executive Vice President, Chief Supply Chain and Transformation Officer effective January 2024; Chief Supply Chain, Strategy and Transformation Officer from March 2023 to January 2024; Chief Growth Transformation Officer from April 2021 to March 2023; Chief Information Officer & Head of Strategy from April 2018 to March 2021; and Senior Vice President, Product Operations and Supply Chain from 2015 to April 2018. Julie Gruber, 59, Executive Vice President, Chief Legal and Compliance Officer, and Corporate Secretary effective May 2021; Executive Vice President, Chief Legal, Compliance and Sustainability Officer, and Corporate Secretary from March 2020 to May 2021; and Executive Vice President, Global General Counsel, Corporate Secretary, and Chief Compliance Officer from February 2016 to March 2020. Ms. Gruber previously held various senior roles within the Company's Legal department. Katrina O'Connell, 55, Executive Vice President, Chief Financial Officer effective March 2020; Chief Financial Officer and Senior Vice President of Strategy & Innovation, Old Navy from January 2017 to March 2020; and Chief Financial Officer and Senior Vice President of Strategy, Banana Republic from March 2015 to January 2017. Ms. O'Connell has previously held various roles at the Company focused on both financial budgeting and forecasting for the Company's portfolio of brands, as well as roles in Supply Chain, IT, Treasury and Investor Relations. Amy Thompson, 49, Executive Vice President, Chief People Officer effective January 2024; Chief People Officer, Mattel, Inc. from 2017 to 2023; and Chief People Officer, TOMS Shoes from 2012 to 2017. Ms. Thompson previously held several executive and leadership roles at Starbucks Coffee Company from 2006 to 2012. 7

Item 1A. Risk Factors. Our past performance may not be a reliable indicator of future performance because actual future results and trends may differ materially depending on a variety of factors, including but not limited to the risks and uncertainties discussed below and in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Part II, Item 7 of this Form 10-K and “Quantitative and Qualitative Disclosures About Market Risk” in Part II, Item 7A of this Form 10-K. In addition, historical trends should not be used to anticipate results or trends in future periods. The occurrence of any of the following risks or additional risks and uncertainties not presently known to us or that we currently believe to be immaterial could materially and adversely affect our business, financial condition, and results of operations. In such case, the market price of our common stock could decline. Risks Related to Macroeconomic Conditions Global economic conditions have and could continue to adversely affect our business, financial condition, and results of operations. Our business is affected by global economic conditions and the related impact on consumer spending worldwide. Global economic conditions have impacted and could continue to impact our business. Some of the factors that may influence consumer spending patterns include higher unemployment levels; pandemics and other health crises; extreme weather conditions and natural disasters; higher consumer debt levels; inflationary pressures; recession or fear of recession; global geopolitical instability (including in Europe and the Middle East); reductions in net worth based on market declines and uncertainty; home foreclosures and reductions in home values; fluctuating interest and foreign currency exchange rates and credit availability; government austerity measures; changes and uncertainties related to government fiscal, monetary, and tax policies including changes in interest rates, tax rates, duties, tariffs, and other restrictions; fluctuating fuel and other energy costs; fluctuating commodity prices; and reduced consumer confidence and general uncertainty regarding the overall future economic environment. Historically, consumer purchases of discretionary items, including our merchandise, generally decline during recessionary periods when disposable income is lower or during other periods of economic instability or uncertainty. Deteriorating economic conditions or geopolitical instability in any of the regions in which we and our franchisees sell our products could reduce consumer confidence and negatively impact consumer spending, and thereby could adversely affect our sales and results of operations. In challenging and uncertain economic environments, we cannot predict whether or when such circumstances may improve or worsen, or what impact, if any, such circumstances could have on our business, financial condition, and results of operations, or on the price of our common stock. Risks Related to Competition, Brand Relevance, and Brand Execution Our business is highly competitive. The global apparel retail industry is highly competitive. We and our franchisees compete with local, national, and global department stores, mass-market retailers, specialty and discount store chains, independent retail stores, and digital businesses that market similar lines of merchandise. The apparel retail industry is characterized by low barriers to entry which allow for the introduction of new competitors and products at a rapid pace. We face a variety of competitive challenges in an increasingly complex and fast-paced environment, including: • anticipating and quickly responding to changing apparel trends and customer demands; • attracting customer traffic both in stores and on our e-commerce platform; • competitively pricing our products and achieving customer perception of value; • maintaining favorable brand recognition, establishing relationships with athletes, performers, influencers, and other celebrities to promote our brands and products, and effectively marketing our products to customers in diverse market segments and geographic locations; 8

• anticipating and responding to changing customer shopping preferences and practices, including the increasing shift to digital brand engagement, social media communication, and digital shopping; • developing innovative, high-quality products in sizes, colors, and styles that appeal to customers of varying demographics and tastes; • purchasing and stocking merchandise to match seasonal weather patterns, and our ability to react to shifts in weather that impact consumer demand; • sourcing and allocating merchandise efficiently; • successfully managing our order-taking and fulfillment operations in our distribution centers and on our e- commerce platform; • adapting to changes in technology, including the successful utilization of data science and artificial intelligence; and • improving the effectiveness and efficiency of our processes in order to deliver cost savings to fund growth. If we or our franchisees are not able to respond effectively to competitive pressures, changes in retail markets, or customer expectations in the United States or internationally, our results of operations would be adversely affected. We must successfully gauge apparel trends and changing consumer preferences to succeed. Our success is largely dependent upon our ability to gauge and anticipate the tastes of our customers and to provide merchandise that satisfies customer demand in a timely manner. However, lead times for many of our design and purchasing decisions may make it more difficult for us to respond rapidly to new or changing apparel trends or consumer acceptance of our products. In addition, transportation shortages, factory closures, labor shortages, port congestion, and other supply chain disruptions have in the past and may in the future lead to prolonged delays in receiving inventory. The global apparel retail business fluctuates according to changes in consumer preferences, dictated in part by apparel trends and season. To the extent we misjudge the market for our merchandise or the products suitable for local markets, or fail to execute trends and deliver products to the market as timely as our competitors, our sales will be adversely affected, and the markdowns required to move the resulting excess inventory will adversely affect our gross margins and results of operations. We must maintain our reputation and brand image. Our brands have wide recognition, and the success of our business depends in large part on our ability, and the ability of our franchisees and licensees, to maintain, enhance, and protect our brand image and reputation and our customers’ connection to our brands. We must also adapt to a rapidly changing media environment, including our increasing reliance on social media and online dissemination of advertising campaigns. Even if we, or our franchisees or licensees, react appropriately to negative posts or comments about us or our brands on social media and online, our customers’ perception of our brand image and our reputation could be negatively impacted. Customer sentiment could also be shaped by our partnerships with athletes, performers, influencers, and other celebrities, as well as our sustainability policies and related sourcing and operations decisions. Our, or our franchisees' or licensees', failure to maintain, enhance, and protect our brand image could adversely affect our business and results of operations. We must successfully implement our marketing efforts. Customer transactions and demand for our merchandise are influenced by our marketing efforts. We use various marketing channels to drive customer awareness and consideration of and interest in shopping our brands with the aim of increasing sales, and we are increasingly using digital advertising to drive sales and traffic to our e- commerce platform. Some of our competitors may spend more for their marketing programs than we do, or use different approaches than we do, which may provide them with a competitive advantage. In addition, we may not be able to effectively develop or implement digital advertising strategies for rapidly evolving social media and other digital channels. Partnerships with athletes, performers, influencers, and other celebrities may expose us to 9 reputational or other risks. We have experienced fluctuations in our customers’ response to our marketing efforts. If we fail to successfully implement our marketing efforts, if our marketing efforts are not successful in driving expected increases in sales, or if our competitors’ marketing programs are more effective than ours, our sales and results of operations could be adversely affected. Risks Related to Our Business Operations If we are unable to manage our inventory and fulfillment operations effectively, our results of operations could be adversely affected. Fluctuations in the global apparel retail markets impact the levels of inventory maintained by apparel retailers. The nature of the global apparel retail business requires us to carry a significant amount of inventory, especially prior to the peak holiday selling season when we build up our inventory levels. Merchandise usually must be ordered well in advance of the applicable selling season and frequently before apparel trends are confirmed by customer purchases. Transportation shortages, factory closures, labor shortages, port congestion, and other supply chain disruptions have in the past and may in the future lead to prolonged delays in receiving inventory. As a result, we are vulnerable to demand and pricing shifts and to suboptimal selection and timing of merchandise purchases. We have not always predicted our customers’ preferences and acceptance levels of our trend items with accuracy. If sales do not meet expectations, too much inventory may cause excessive markdowns and, therefore, lower-than-planned margins. We could also be required to take significant impairment charges on delayed or unproductive inventory, which we experienced in 2022. Conversely, if we underestimate or are unable to satisfy consumer demand for our products, we may experience inventory shortages, which could result in lower than anticipated sales, delayed shipments to customers, and negative impacts on consumer relationships and brand loyalty. Any of these risks could adversely affect our results of operations. We are continuing to invest in strategic initiatives designed to optimize our inventory levels and increase the efficiency and responsiveness of our supply chain, including vendor fabric platforming, product testing, and in- season response to demand. We are also developing additional capabilities to analyze customer behavior and demand, which we believe will allow us to better localize assortment and improve store-level allocations to further tailor our assortments to customer needs and increase sell-through. These capabilities involve changes to our inventory management systems and processes. If we are unable to implement these initiatives and integrate these additional capabilities successfully, we may not realize the return on our investments that we anticipate, and our results of operations could be adversely affected. We must also maintain efficient and uninterrupted fulfillment operations to timely and effectively deliver merchandise to our stores and e-commerce customers. In particular, our e-commerce business depends on our ability to maintain efficient and uninterrupted order-taking and fulfillment operations in our distribution centers and on our e-commerce platform. Industries that are seasonal, like ours, face a higher risk of harm from operational disruptions during peak sales seasons. Any disruption to our order-taking and fulfillment operations could adversely affect our sales and results of operations. Failure to protect our inventory from loss and theft may adversely affect our results of operations. Risk of loss or theft of assets, including inventory shortage, is inherent in the retail business. Loss may be caused by error or misconduct of employees, customers, vendors, or other third parties including through organized retail crime and professional theft, which may be further impacted by macroeconomic factors, including the enforcement environment. In addition, retail theft may impact guest perceptions regarding the safety of our stores. Our inability to effectively prevent or minimize the loss or theft of assets, or to accurately predict and accrue for the impact of those losses, could adversely affect our results of operations. Trade matters may disrupt our supply chain. Our operations are subject to complex trade and customs laws, regulations, and tax requirements. The countries in which our products are manufactured or imported, or may be manufactured or imported in the future, may from time to time impose duties, tariffs, or other restrictions on our imports or adversely change existing restrictions. For example, the United States has imposed substantial tariffs and bans on goods imported from China (including the Uyghur Forced Labor Prevention Act) and has imposed or proposed imposing substantial tariffs on goods 10 imported from Mexico, Canada, the European Union, and from other countries that impose tariffs on U.S. products. In fiscal 2024, less than 10 percent of our merchandise, by dollar value, was purchased from factories in China, and less than 1 percent of our merchandise, by dollar value, was purchased from factories in Mexico and Canada combined. The current political landscape, including with respect to the United States’ foreign policy priorities and relations with trading partners, has introduced greater uncertainty with respect to future tax and trade policy. We are unable to determine the impact that changes in tax and trade policy could have on our global sourcing operations, but it could be material. Our sourcing operations could also be adversely affected by geopolitical and financial instability in our sourcing countries, as well as U.S. or foreign labor strikes, work stoppages, or boycotts, resulting in the disruption of trade from our sourcing countries, significant fluctuations in the value of the U.S. dollar against foreign currencies, restrictions on the transfer of funds, or other trade disruptions. Changes in tax and trade policy, such as the imposition of new duties or tariffs on imported products, or disruptions to our sourcing operations in our sourcing countries, could increase the cost or reduce the supply of apparel available to us and adversely affect our business and results of operations. Our business is subject to risks associated with global sourcing and manufacturing. Independent third parties manufacture all of our products for us. As a result, we are directly impacted by increases in the cost of those products. If we experience significant increases in demand or need to replace an existing vendor, there can be no assurance that additional manufacturing capacity will be available when required on terms that are acceptable to us or that any vendor would allocate sufficient capacity to us to meet our requirements. In addition, for any new manufacturing source, we may encounter delays in production and added costs as a result of the time it takes to train our vendors in our methods and products, as well as our quality control, environmental, labor, health, and safety standards. Moreover, in the event of a significant disruption in the supply of the fabrics or raw materials used by our vendors in the manufacture of our products, our vendors might not be able to locate alternative suppliers of materials of comparable quality or at an acceptable price. Any delays, interruptions, or increased costs in the manufacture of our products could impact our ability to source product and result in lower than anticipated sales. A large portion of our global sourcing comes from a few specific countries. For example, in fiscal 2024, approximately 27 percent and approximately 19 percent of our merchandise, by dollar value, was purchased from factories in Vietnam and Indonesia, respectively. Delays in production and added costs in these countries have in the past and may in the future adversely affect our results of operations. Because independent vendors manufacture almost all of our products outside of our principal sales markets, third parties must transport our products over large geographic distances. Increases in transportation costs or delays in the shipment or delivery of our products due to the availability of transportation, work stoppages, port strikes, port and infrastructure congestion, public health crises, social unrest, changes in local economic conditions, geopolitical instability, or other factors, and costs and delays associated with transitioning between vendors, could adversely affect our results of operations. For example, global trade flows were recently impacted by attacks on cargo ships in the Red Sea, and port strikes in the United States. Operating or manufacturing delays, transportation delays, or unexpected demand for our products may require us to use faster, but more expensive, transportation methods such as air freight, which have in the past and may in the future adversely affect our gross margins. In addition, the cost of fuel is a significant component of transportation costs, so increases in the price of petroleum products (including due to inflationary pressures, geopolitical instability, or regulation of energy inputs and greenhouse gas emissions) could adversely affect our gross margins. If our vendors, or any raw material suppliers on which our vendors rely, suffer prolonged manufacturing or transportation disruptions due to pandemics and public health crises, extreme weather conditions and natural disasters, geopolitical instability, or other unforeseen events, our ability to source product could be adversely impacted which would adversely affect our sales and results of operations. 11

Risks associated with importing merchandise from foreign countries, including failure of our vendors to adhere to our Code of Vendor Conduct, could harm our business. We purchase merchandise from third-party vendors in many different countries, and we require those vendors to adhere to a Code of Vendor Conduct, which includes anti-corruption, environmental, labor, health, and safety standards. From time to time, our vendors and their suppliers may not be in compliance with these standards or applicable local laws. Significant or continuing noncompliance with such standards and laws by one or more of our vendors, suppliers or other third parties could subject us to liability, and could adversely affect our reputation, business, and results of operations. Our failure to manage key executive succession and retention and to continue to attract qualified personnel could adversely affect our results of operations. The loss of one or more of our key personnel or the inability to effectively identify a suitable successor to a key role could adversely affect our business. We made significant changes to our executive leadership team in recent years and are currently searching for a new brand president for Banana Republic. The failure to successfully transition and assimilate key employees, the effectiveness of our leaders, and any further transitions could adversely affect our results of operations. Our business and future success depends in part on our ability to attract and retain key personnel in our design, merchandising, sourcing, marketing, and other functions. In addition, executing strategic initiatives may require us to hire and develop employees with appropriate and specialized experience. We must also attract, develop, and retain a sufficient number of qualified field and distribution center personnel. Competition for talent is intense and the turnover rate in the retail industry is generally high. Furthermore, we have experienced a shortage of labor for field and distribution center positions, and we cannot be sure that we will be able to attract and retain a sufficient number of qualified personnel for these and other positions in future periods. Our ability to meet our labor needs while controlling costs is subject to external factors such as unemployment levels, prevailing wage rates and competitive wage pressures, minimum wage legislation, and overtime and paid leave regulations. Failing to offer competitive wages or benefits, or to manage our workforce effectively, could adversely affect our ability to attract or retain appropriate talent sufficient to meet the needs of our business. Moreover, shifts in U.S. immigration policy could negatively impact our ability to attract, hire, and retain skilled employees who are from outside the United States. In addition, there has been an increase in workers exercising their right to form or join a union, both generally and in the retail industry, and the U.S. National Labor Relations Board (NLRB) has issued decisions making it easier for employees to organize. Although none of our U.S. and Canadian employees are currently covered by collective bargaining agreements, we have experienced union organizing activity from time to time, and there can be no assurance that our employees will not elect to be represented by labor unions in the future. If a significant portion of our work force were to become unionized, our culture and operating model could change and our labor costs could increase. Our responses to any union organizing efforts could also impact how our Company and brands are perceived by customers and employees. Traditional geographic competition for talent has changed as a result of the shift to remote work. If our employment proposition is not perceived as favorable compared to other companies, including due to our requirements or expectations about when or how often certain employees work on-site or remotely, it could negatively impact our ability to attract and retain talent. If we are unable to retain, attract, and motivate talented employees with the appropriate skill sets, we may not achieve our objectives and our business could be adversely affected. The global market for real estate is competitive. Our ability to effectively obtain real estate to open new stores, distribution centers, and corporate offices nationally and internationally depends on the availability of real estate that meets our criteria for traffic, square footage, co- tenancies, lease economics, demographics, and other factors. We also must be able to effectively renew our existing store leases. In addition, we may seek to downsize, consolidate, reposition, relocate, or close some of our real estate locations, which in most cases requires a modification or termination of an existing store lease. For 12 example, we recently completed our initiative to rationalize the Gap and Banana Republic store fleet by closing, net of openings, 344 Gap and Banana Republic stores in North America from the beginning of fiscal 2020 to the end of fiscal 2023. Failure to secure adequate new locations, successfully modify or exit existing locations, or effectively manage the profitability of our existing fleet of stores, could adversely affect our results of operations. Additionally, the economic environment may at times make it difficult to determine the fair market rent of real estate properties within the United States and internationally. This could impact the quality of our decisions to enter into leases, exercise lease options or renew expiring leases at negotiated rents. Any adverse effect on the quality of these decisions could impact our ability to retain real estate locations adequate to meet our targets or efficiently manage the profitability of our existing fleet of stores, and could adversely affect our financial condition or results of operations. Risks Related to Strategic Transactions and Investments Our franchise and licensing businesses are subject to certain risks not directly within our control that could impair the value of our brands. We have entered into franchise agreements to operate stores and websites in many countries around the world. Under these agreements, third parties operate, or will operate, stores and websites that sell apparel and related products under our brand names. We have also entered into licensing agreements to sell products using our brand names. The effect of these arrangements on our business and results of operations is uncertain and will depend upon various factors, including the demand for our products in international markets, the demand for new product categories and our ability to successfully identify appropriate third parties to act as franchisees, licensees, distributors, or in a similar capacity. In addition, certain aspects of these arrangements are not directly within our control, such as franchisee and licensee financial stability and the ability of these third parties to meet their projections regarding store locations, store openings, and sales. Additionally, certain of our franchisees have in the past and may in the future be unable to make payments to landlords, distributors and suppliers, as well as payments to service any debt they may have outstanding, including to us. We have also provided loan guarantees to various lenders on behalf of certain franchisees, and have guaranteed or are contingently liable for certain franchisees' leases. These arrangements could have an adverse effect on our liquidity and results of operations. Other risks that may affect our franchisees and licensees include general economic conditions in specific countries or markets, foreign exchange rates, changes in diplomatic and trade relationships, restrictions on the transfer of funds, and geopolitical instability. The value of our brands could be impaired to the extent that our franchisees and licensees do not operate their stores or websites or sell our branded products in a manner consistent with our requirements regarding our brand identities and customer experience standards. Failure to protect the value of our brands, or any other harmful acts or omissions by a franchisee or licensee, could also adversely affect our results of operations and our reputation. Our efforts to expand internationally may not be successful. Our current business strategies include pursuing selective international expansion in a number of countries around the world through several channels. This includes our franchisees opening additional stores internationally. We have limited experience operating or franchising in some of these locations. In many of these locations, we face major established competitors. In addition, in many of these locations, real estate, employment and labor, transportation and logistics, and other operating requirements differ dramatically from those in the places where we have more experience. Consumer tastes and trends may differ in these locations and, as a result, the sales of our products may not be successful, or we may not achieve the results we anticipate. If our international expansion plans are unsuccessful or do not deliver an appropriate return on our investments, our results of operations could be adversely affected. Our investments in customer, digital, omni-channel, and other strategic initiatives may not deliver the results we anticipate. 13

One of our strategic priorities is to further develop an omni-channel shopping experience for our customers through the integration of our store and digital shopping channels. Our omni-channel initiatives include cross- channel logistics optimization and exploring additional ways to develop an omni-channel shopping experience, including further digital integration and customer personalization. These initiatives may involve significant investments in information technology systems, data science and artificial intelligence initiatives, and significant operational changes. Our competitors are also investing in omni-channel initiatives, some of which may be more successful than our initiatives. If the implementation of our customer, digital, and omni-channel initiatives is not successful, or we do not realize the return on our investments in these initiatives that we anticipate, our results of operations would be adversely affected. We have made and will continue to make investments in other strategic initiatives across our business. These initiatives involve, among others, significant investments in product design and development; marketing and media; store operations; supply chain and inventory management; and technology including automation, data analytics, and artificial intelligence. In addition, we have and may continue to pursue initiatives to simplify and increase efficiencies across our business. These initiatives are subject to many estimates and assumptions, and we cannot guarantee that we will realize any or all of the intended returns, benefits, efficiencies, or cost savings from these initiatives to the extent or on the timelines expected. Our strategic initiatives also include accelerating growth in certain high-potential product categories, including activewear. We compete with other retailers in these categories, some of which may be larger than us and more established in these categories, and competition is intense, as described above. There can be no assurance that our expansion in these categories will be successful. We have and may continue to engage in or seek to engage in strategic transactions, such as acquisitions, partnerships, divestitures, and other dispositions, that are subject to various risks and uncertainties and which could disrupt or adversely affect our business. We have and may continue to engage in or seek to engage in strategic transactions, such as acquisitions, partnerships, divestitures, or other dispositions. In recent years, we transferred our Europe, Mexico, and China businesses to a partnership model, and are awaiting regulatory approvals to transfer our Taiwan business. We may not be able to complete strategic transactions on anticipated terms or time frames or at all, and such transactions may not generate any or all of the expected strategic, financial, operational, or other benefits if and when completed on anticipated time frames or at all. In addition, these transactions may be complex, and unanticipated developments or changes, including changes in law, the macroeconomic environment, market conditions, the retail industry, or political conditions may affect our ability to complete such transactions. In addition, the process of completing these transactions may be time-consuming and involve considerable costs and expenses, which may be significantly higher than anticipated and may not yield a benefit if the transactions are not completed successfully. Executing these transactions may require significant time and attention from our senior management and employees, which could disrupt our ongoing business and adversely affect our results of operations. We may also experience increased difficulties in attracting, retaining, and motivating employees and/ or attracting and retaining customers during the pendency or following the completion of any of these transactions, which could harm our business. Risks Related to Information Security and Technology We are subject to data and security risks, which could adversely affect our operations and consumer confidence in our security measures or result in liability. As part of our normal operations, we receive and maintain confidential, proprietary, and personally identifiable information, including credit card information, and information about our customers, our employees, job applicants, and other third parties. The secure operation of our networks and systems, and those of our business partners, suppliers, and third-party service providers, including those on which this type of information is stored, processed, and maintained is critical to our business operations. These networks and systems are subject to an increasing threat of continually evolving data and security risks, which we must manage. 14

Security breaches and vulnerabilities impacting our systems and those of our business partners and third-party service providers could cause harm to our systems or compromise data stored on our networks or those of our business partners and third-party service providers, and could expose us to remedial, legal, and other costs which could be material. The retail industry, in particular, has been the target of recent cyberattacks. Our efforts to take appropriate measures to safeguard our information security and privacy environment from security breaches and vulnerabilities, and to train our employees to identify security threats as part of our security efforts, vary in maturity across our business. The constantly changing nature of the cyber threats landscape means that we are not able to anticipate or prevent all types of cyberattacks, and our logging processes may not be sufficient to fully investigate a cyberattack. Additionally, as cybercriminals become more sophisticated, the cost of proactive defensive measures continues to increase. Like our peers, we have been targeted by cyberattacks, which in some cases have been successful. Actual or anticipated cyberattacks and vulnerabilities may disrupt or impair our operations, and may cause us to incur costs, including costs to deploy additional personnel and protection technologies, train employees, and engage third-party experts and consultants. Advances in technological capabilities, new technological discoveries, or other developments may result in the technology used by us to protect transactions and other data being more easily breached or compromised. Measures we implement to protect against cyberattacks and address vulnerabilities may also have the potential to impact our customers’ shopping experience or decrease activity on our e-commerce platform by making it more difficult to use. Data and security breaches can also occur as a result of non-technical issues, including intentional or inadvertent breaches by our employees or by persons with whom we have commercial relationships that result in the unauthorized release of personal or confidential information. The global regulatory environment surrounding data privacy and cybersecurity is increasingly demanding, and we are required to comply with new and constantly evolving laws, such as various state-level privacy laws in the United States and international laws such as the General Data Protection Regulation in the European Union and United Kingdom, which give consumers the right to control how their personal information is collected, used, shared, and retained. Our failure to comply with these and other data privacy laws or to secure personal or confidential information could result in significant legal and financial exposure, and a loss of consumer confidence in our security measures, which could adversely affect our results of operations and our reputation. Failures of, or updates or changes to, our information technology systems may disrupt operations. We maintain a complex technology platform consisting of both legacy and modern systems. We also increasingly rely on third-party service providers for public cloud infrastructure that powers our e-commerce platform and other systems. Our owned and operated systems require continual maintenance, upgrades, and changes, some of which are significant. Upgrades may involve replacing existing systems with successor systems, making changes to existing systems, or acquiring new systems with new functionality. We are also undertaking significant upgrades to our digital and information technology systems to, among other things, advance our data analytics capabilities; enhance our in-store and e-commerce experiences; improve our product design and development, and supply chain and inventory management capabilities; enable us to more effectively personalize our marketing; enhance the security of and reduce risks associated with our technology systems; streamline our information technology operations; and enable us to work more efficiently. Many of these efforts depend on the continued integration of data science and artificial intelligence within our information technology systems. We have limited back-up systems and redundancies, and our technology systems and e-commerce platform have experienced system failures in the past which have disrupted our business. There are inherent risks associated with maintaining and replacing these systems, including accurately capturing data and addressing system disruptions. We may not successfully maintain or launch these systems as planned or implement them without disruptions to our operations. Information technology system disruptions or failures, if not anticipated and appropriately mitigated, or failure to successfully implement new or upgraded systems, could disrupt our operations and adversely affect our results of operations. As we continue to move to their platforms, our reliance on third-party systems means that any downtime or security issues they experience poses a greater risk of a single point of failure. Any failure by our third-party service providers could disrupt our operations and adversely affect our results of operations. 15

Our technology systems that support our e-commerce platform may not be effective or function properly. Many of our customers shop with us through our e-commerce platform, including on our websites and mobile app. Increasingly, customers are using smart devices to shop with us and with our competitors and to compare our products with those of our competitors. We are also increasingly using social media and our mobile app to interact with customers and enhance their shopping experience. We must provide an attractive, effective, reliable, and user-friendly e-commerce platform that offers a wide assortment of merchandise with rapid delivery options and that continually meets the changing expectations of digital shoppers. Our failure to do so, or any failure of our e- commerce platform due to disruptions in telephone or network services, power outages, inadequate system capacity, system hardware or software issues, computer viruses, security breaches, human error, or disruptions due to updates or changes to our information technology systems, could place us at a competitive disadvantage, result in lost e-commerce sales, or harm our brands’ reputations, which could adversely affect our business and results of operations. Financial Risks Reductions in income and cash flow from our private label and co-branded credit card programs could adversely affect our results of operations and financial condition. A third party, Barclays Bank Delaware ("Barclays"), currently issues and services our private label and co-branded credit cards for our Old Navy, Gap, Banana Republic, and Athleta brands. Our arrangement with Barclays provides for certain payments to be made by Barclays to us, including a share of revenues from the performance of the credit card portfolios. The income and cash flow that we receive from Barclays depends upon a number of factors, including the level of sales on private label and co-branded accounts; the level of balances carried on the accounts; payment rates on the accounts; finance charge rates and other fees on the accounts; the level of credit losses for the accounts; Barclays’ ability to extend credit to our customers; as well as the cost of customer rewards programs. All of these factors can vary based on changes in federal and state credit card, banking, and consumer protection laws. The factors affecting the income and cash flow that we receive from our credit card arrangement can also vary based on a variety of economic, legal, social, and other factors that we cannot control. If the income and cash flow that we receive from our credit card arrangement decreases significantly, our results of operations and financial condition could be adversely affected. Our business is exposed to the risks of foreign currency exchange rate fluctuations and our hedging strategies may not be effective in mitigating those risks. We are exposed to foreign currency exchange rate risk with respect to our sales, operating expenses, profits, assets, and liabilities generated or incurred in foreign currencies as well as inventory purchases in U.S. dollars for our foreign subsidiaries. Fluctuations in foreign currency exchange rates could also impact consumer spending or adversely affect the profitability of our foreign operations or those of our franchisees and licensees. Global economic and geopolitical uncertainty have in the past and may in the future result in volatility in foreign exchange rates. Financial instruments that we use to hedge certain foreign currency risks may not succeed in fully offsetting the negative impact of foreign currency rate movements and generally only delay the impact of adverse foreign currency rate movements on our business and results of operations. We experience fluctuations in our comparable sales and margins, which could adversely affect the market price of our common stock, our credit ratings, and our liquidity. Our success depends in part on our ability to grow comparable sales and improve margins. A variety of factors affect comparable sales and margins, including but not limited to apparel trends; competition; current economic conditions (including macroeconomic pressures and geopolitical instability); the timing of new merchandise releases and promotional events; changes in our merchandise mix; the success of our marketing programs (including our loyalty program); supply chain disruptions and transitory costs; foreign currency exchange rate fluctuations; industry traffic trends; and weather conditions. These factors may cause our comparable sales results and margins to differ materially from prior periods and from financial market expectations. Our comparable sales, including comparable online sales, have fluctuated significantly in the past on an annual and quarterly basis. Over the past four fiscal years, our reported annual comparable sales have ranged from a high of 6 percent 16 in fiscal 2021 to a low of negative 7 percent in fiscal 2022. Over the same period, our reported gross margins have ranged from a high of 41.3 percent in fiscal 2024 to a low of 34.3 percent in fiscal 2022, and our reported operating margins have ranged from a high of 7.4 percent in fiscal 2024 to a low of negative 0.4 percent in fiscal 2022. Our ability to deliver strong comparable sales results and margins depends in large part on accurately forecasting demand and apparel trends; selecting effective marketing techniques; providing an appropriate mix of merchandise for our broad and diverse customer base; managing inventory effectively; using effective pricing strategies; and optimizing store and online performance. Fluctuations in our comparable sales and margins or failure to meet financial market expectations in one or more future periods could reduce the market price of our common stock, cause our credit ratings to decline, and negatively impact our liquidity. Our level of indebtedness may adversely affect our ability to operate and expand our business. We have a secured asset-based revolving credit agreement (the "ABL Facility"). As of February 1, 2025, we had $2.2 billion in principal amount of undrawn commitments available for borrowings under the ABL Facility, subject to borrowing base availability. We also have $1.5 billion aggregate principal amount of Senior Notes due 2029 and 2031 (the “Senior Notes”) outstanding. As a result, we are subject to risks relating to our indebtedness. Our level of indebtedness could impact our business in the following ways: • make it more difficult for us to satisfy our debt obligations, including with respect to the Senior Notes and ABL Facility; • increase our vulnerability to general adverse economic and external conditions; • impair our ability to obtain additional debt or equity financing in the future for working capital, capital expenditures, acquisitions, or general corporate or other purposes; • require us to dedicate a material portion of our cash flows from operations to the payment of principal and interest on our indebtedness, thereby reducing the availability of our cash flows to fund working capital needs, capital expenditures, acquisitions, and other general corporate purposes; • expose us to the risk of increased interest rates for borrowings under the ABL Facility, which bear interest at a variable rate; • limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; • place us at a disadvantage compared to our competitors that have less indebtedness; and • limit our ability to adjust to changing market conditions. Any of these risks could impact our ability to operate and expand our business, which could adversely affect our business, financial condition, and results of operations. Furthermore, we may in the future incur additional indebtedness, which could intensify these risks and make it more difficult for us to satisfy our obligations under our indebtedness. We may not be able to generate sufficient cash to service all of our indebtedness and fund our working capital and capital expenditures, and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful. We may be required to dedicate a substantial portion of cash flows from operations to the payment of principal and interest under our indebtedness. We generated net cash from operating activities of $1.5 billion in fiscal 2024 and ended fiscal 2024 with $2.6 billion of cash, cash equivalents, and short-term investments on our balance sheet. Our ability to make scheduled payments on our indebtedness depends upon our future operating performance and on our ability to generate cash flows in the future, which is subject to general economic, financial, business, 17 competitive, legislative, regulatory, and other factors that are beyond our control. We cannot assure you that our business will generate sufficient cash flows from operations or that future borrowings will be available to us in an amount sufficient to enable us to fund our debt service obligations and other liquidity needs. If our cash flows and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay investment and capital expenditures or to dispose of material assets or operations, seek additional debt or equity financing, or restructure or refinance our indebtedness. We may not be able to effect any such alternative measures (including due to restrictions in our indebtedness agreements), if necessary, on commercially reasonable terms or at all and, even if successful, such alternative actions may not allow us to meet our scheduled debt service obligations. If we cannot make scheduled payments on our indebtedness, we will be in default and, as a result, our lenders could declare all outstanding principal and interest to be due and payable, could terminate their commitments to loan money to us, and could foreclose against any assets securing our indebtedness under the ABL Facility, and we could be forced into bankruptcy or liquidation. Covenants in the ABL Facility may restrict our business and could limit our ability to implement our business plan. The ABL Facility includes covenants restricting, among other things, our ability to do the following under certain circumstances: • grant or incur liens; • sell or otherwise dispose of assets, including capital stock of subsidiaries; • make investments in certain subsidiaries; • pay dividends, make distributions, or redeem or repurchase capital stock; and • consolidate or merge with or into, or sell substantially all of our assets to, another entity. Compliance with these and the other covenants in the ABL Facility may restrict our ability to implement our business plan, finance future operations, respond to changing business and economic conditions, secure additional financing, and engage in strategic transactions. We cannot assure you that we will be able to comply with our financial or other covenants under the ABL Facility or that any covenant violations would be waived in the future. Any violation that is not waived could result in an event of default and, as a result, our lenders under the ABL Facility could declare all outstanding principal and interest to be due and payable, could suspend commitments to make any advances, or could require any outstanding letters of credit to be collateralized by an interest bearing cash account, any or all of which could adversely affect our business, financial condition, and results of operations. Changes in our credit profile or deterioration in market conditions may limit our access to the capital markets and adversely impact our business and financial condition. We currently have corporate credit ratings of BB with a positive outlook from Standard & Poor's and Ba2 with a stable outlook from Moody’s. Any reduction in our credit ratings could result in reduced access to the credit and capital markets, more restrictive covenants in future financing documents and higher interest costs, and potentially increased lease or hedging costs. In addition, market conditions such as increased volatility or disruption in the credit markets could adversely affect our ability to obtain financing or refinance existing debt on terms that would be acceptable to us. Risks Related to Sustainability and Climate Change Our business is subject to evolving regulations and expectations with respect to environmental, social, and governance ("ESG") matters that could expose us to numerous risks. Increasingly regulators, customers, investors, employees, and other stakeholders are focusing on ESG matters and related disclosures. These developments have resulted in, and are likely to continue to result in, increased 18 general and administrative expenses and increased management time and attention spent complying with or meeting ESG-related requirements and expectations. For example, developing and acting on ESG-related initiatives, including design, sourcing, and operations decisions, and collecting, measuring, and reporting ESG- related information and metrics can be costly, difficult, and time consuming, and is subject to evolving reporting standards, including climate and sustainability reporting requirements in the United States and European Union. We may also communicate certain ESG-related initiatives and goals in our SEC filings or in other public disclosures. These ESG-related initiatives and goals could be difficult and expensive to implement, the technologies needed to implement them may not be cost effective and may not advance at a sufficient pace, and we could be criticized or sued for the accuracy, adequacy, or completeness of our disclosures. Separately, there is increased scrutiny of companies’ diversity, equity, and inclusion initiatives. Negative perception of our diversity, equity, and inclusion initiatives, whether due to perceived over or under pursuit of such initiatives, may likewise result in criticism as well as potential litigation or other adverse impacts. Further, statements about our ESG-related initiatives and goals, and progress against those goals, may be based on standards for measuring progress that are still developing, internal controls and processes that continue to evolve, and assumptions that are subject to change in the future. In addition, we could be criticized for the scope or nature of such initiatives or goals, or for any revisions to these goals. If our ESG-related data, processes, and reporting are incomplete or inaccurate, or if we fail to achieve progress with respect to our ESG-related goals on a timely basis, or at all, our reputation, business, financial condition, and results of operations could be adversely affected. Climate change may have an adverse impact on our business. Our properties and operations, and those of our franchisees, vendors, and other business partners, may be vulnerable to the adverse effects of climate change, which may include an increase in the frequency and severity of weather conditions and other natural cycles such as hurricanes, tornadoes, floods, earthquakes, wildfires, and droughts, as well as shifts in climate patterns. The physical changes prompted by climate change could result in increased regulation or changes in consumer preferences and spending patterns. Such events have the potential to disrupt our operations and those of our franchisees, vendors, and other business partners, cause store and factory closures, and impact our customers, employees, and workers in our supply chain, all of which may adversely affect our business, financial condition, and results of operations. General Risks Our business and results of operations could be adversely affected by natural disasters, public health crises, political crises, negative global climate patterns, or other catastrophic events. Natural disasters, such as hurricanes, tornadoes, floods, earthquakes, wildfires, droughts, and other extreme weather conditions; unforeseen public health crises, such as pandemics and epidemics; political crises, such as terrorist attacks, war, labor unrest, and other political instability; negative global climate patterns, especially in water stressed regions; or other catastrophic events or disasters occurring in or impacting the areas in which our stores, distribution centers, corporate offices, or our vendors’ manufacturing facilities are located, whether occurring in the United States or internationally, could disrupt our operations and the operations of our vendors and other third-party partners. Our disaster recovery and business continuity planning may not be sufficient in all instances to respond to the impact of such catastrophic events. In particular, these types of events could impact our supply chain from or to the impacted regions, and could impact our ability or the ability of our franchisees and other third-party partners to operate stores or websites. These types of events could also negatively impact consumer spending in the impacted regions or globally, depending upon the severity. Disasters occurring at our vendors’ manufacturing facilities could impact our reputation and our customers’ perception of our brands. To the extent any of these events occur, our business and results of operations could be adversely affected. Failure to comply with applicable laws and regulations, and changes in the regulatory or administrative landscape, could adversely affect our business, financial condition, and results of operations. 19

Laws and regulations at the local, state, federal, and international levels frequently change, and the ultimate cost of compliance cannot be precisely estimated. In addition, we cannot predict with assurance the impact that may result from changes in the regulatory or administrative landscape. Such laws and regulations are complex and often subject to differing interpretations, which can lead to unintentional or unknown instances of non-compliance. Our failure, or the failure of our employees, franchisees, licensees, vendors, or other business partners, to comply with applicable laws and regulations, and any changes in laws or regulations, the imposition of additional laws or regulations, or the enactment of any new or more stringent legislation that impacts employment and labor, anti- corruption, trade, product safety, transportation and logistics, health care, tax, cybersecurity, privacy, operations, or environmental issues, among others, could adversely affect our business, financial condition, and results of operations. We are subject to various proceedings, lawsuits, disputes, and claims from time to time, which could adversely affect our business, financial condition, and results of operations. As a multinational company, we are subject to various proceedings, lawsuits, disputes, and claims (“Actions”) arising in the ordinary course of our business. Many of these Actions raise complex factual, tax, and legal issues and are subject to uncertainties. Actions filed against us from time to time include commercial, intellectual property, customer, employment, securities, and data privacy claims, including class action lawsuits. The plaintiffs in some Actions seek unspecified damages or injunctive relief, or both. In addition, we have filed a petition in the U.S. Tax Court to defend research credits taken in prior years. Actions are in various procedural stages and some may be covered in part by insurance. We cannot predict with assurance the outcome of Actions brought against us. Additionally, defending against or pursuing Actions may involve significant expense and diversion of management's attention and resources. Accordingly, developments, settlements, or resolutions may occur and impact income in the quarter of such development, settlement, or resolution. An unfavorable outcome could adversely affect our business, financial condition, and results of operations. Item 1B. Unresolved Staff Comments. None. Item 1C. Cybersecurity. Risk Management and Strategy Safeguarding our information systems as well as the information that we receive and store about our customers, employees, vendors, and others is a priority for Gap Inc. We maintain a cybersecurity program with technical and organizational safeguards that is designed to identify, assess, manage, mitigate, and respond to cybersecurity threats, including threats associated with the use of third-party systems. The program leverages our overall enterprise risk management and business continuity planning processes. Cybersecurity risk management processes are also embedded within our operating procedures, internal controls, and information systems. Annually, employees receive cybersecurity training, and we provide additional targeted cybersecurity awareness and education activities throughout the year. In partnership with external consultants, we periodically conduct “tabletop” exercises with management, our Board and members of our Information Security, Information Technology, and Privacy teams during which we simulate real-life cybersecurity incident scenarios to assess our preparedness, test our incident response plan and highlight potential areas for improvement. Audits of our cybersecurity risk management processes are conducted periodically in order to test the effectiveness of controls designed to prevent and respond to cyberattacks at different levels within Gap Inc. In addition, we maintain cybersecurity risk insurance. Our Information Security and Information Technology teams manage and monitor our cybersecurity environment. These teams track cybersecurity incidents across Gap Inc., our vendors and third-party service providers to remediate and resolve incidents. Incidents are escalated as appropriate based on a risk assessment framework, including as needed to senior management. Gap Inc.’s Privacy team is involved to the extent data privacy concerns are implicated. We maintain an incident response plan to coordinate activities taken to respond to and remediate cybersecurity incidents. We consult with outside counsel as appropriate, including on materiality 20 analysis and disclosure matters, and senior management makes final materiality determination and disclosure decisions. Our cybersecurity risk management processes are based on industry-recognized standards. We partner with leading cybersecurity companies to leverage third-party technology and expertise, and we engage with these partners to support monitoring and maintaining the performance and effectiveness of controls implemented in our environment. To date, our business strategy, results of operations, and financial condition have not been materially affected by risks from cybersecurity threats, including as a result of previously identified cybersecurity incidents, but we cannot provide assurance that they will not be materially affected in the future by such risks or any future material incidents. For more information on our cybersecurity-related risks, see “Risks Related to Information Security and Technology” in Item 1A, Risk Factors, of this Form 10-K. Governance Gap Inc.’s Chief Information Security Officer (“CISO”) oversees the cybersecurity program. The CISO reports to the Chief Technology Officer (“CTO”) and is responsible for assessing and maintaining the Company’s cybersecurity risk management processes. The CISO informs senior management regarding the prevention, detection, mitigation, and remediation of cybersecurity incidents. The CISO, CTO, and members of the Information Security, Information Technology, and Privacy teams have broad experience and expertise in selecting, deploying, and operating cybersecurity technologies, initiatives and processes around the world. Our CISO has nearly 25 years of experience in the information security and information technology fields. Our CTO has nearly 35 years of experience in these fields, including in technology leadership roles for large companies across multiple industries. Our Board understands the importance of maintaining a robust and effective cybersecurity program. The Audit and Finance Committee of the Board oversees the Company’s cybersecurity program as well as risk exposures and steps taken by management to monitor and mitigate cybersecurity risks. The CISO provides a quarterly update on the cybersecurity program, on an alternating basis to the Audit and Finance Committee or the full Board. Our Internal Audit department facilitates an annual enterprise risk assessment ("ERA") that is designed to gather information regarding key enterprise risks, emerging risks, and critical risk events that could impact our objectives and strategies. The Internal Audit department partners with our Information Security, Information Technology, and Privacy teams to gather information about risks related to cybersecurity threats. The ERA is presented to the Board and provides the foundation for the annual Internal Audit plan, management’s monitoring and risk mitigation efforts, and ongoing Board-level oversight. On a quarterly basis, Gap Inc.’s Chief Audit Executive updates the Audit and Finance Committee on the Internal Audit plan. The Audit and Finance Committee also reviews updates to the Company’s enterprise risk profile, including identified cybersecurity risks, throughout the year. Additionally, key third-party dependencies are monitored as part of our overall business continuity planning, with the Audit and Finance Committee receiving periodic updates. Item 2. Properties. As of February 1, 2025, we had 2,506 Company-operated stores in the United States, Canada, Japan, and Taiwan, which totaled approximately 30.1 million square feet. Almost all of these stores are leased, typically with one or more renewal options after the initial term. Terms vary by type and location of store. 21

We own approximately 0.8 million square feet of corporate office space located in: San Francisco, Pleasanton, and Rocklin, California. We lease approximately 0.5 million square feet of corporate office space located in: San Francisco, California; New York, New York; Albuquerque, New Mexico; and Hyderabad, India. We also lease regional offices in North America and in various international locations. We own approximately 9.6 million square feet of distribution space located in: Fresno, California; Fishkill, New York; Groveport, Ohio; Gallatin, Tennessee; Brampton, Ontario, Canada; and Longview, Texas. We also have a distribution center in construction in London, Ontario, Canada with estimated occupancy in fiscal 2025. We lease approximately 0.5 million square feet of distribution space located in: Phoenix, Arizona and Hebron, Kentucky. Third-party logistics companies provide logistics services to us through distribution warehouses in: Chiba, Japan; Hong Kong, China; and New Taipei City, Taiwan. We also use a number of distribution facilities located globally that are leased and operated by third-party logistics providers related to our franchise business. Item 3. Legal Proceedings. We do not believe that the outcome of any current Action would have a material effect on our Consolidated Financial Statements. Item 4. Mine Safety Disclosures. Not applicable. 22

Part II Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities. The principal market on which our common stock is traded is the New York Stock Exchange (“NYSE”). On August 22, 2024, our common stock began trading on the NYSE under the new ticker symbol "GAP", which replaced our previous ticker symbol "GPS". The number of holders of record of our stock as of March 12, 2025 was 5,085. The Company has paid dividends on a quarterly basis and expects to continue to do so, subject to approval by the Board. Additional dividend information can be found in the section entitled "Liquidity and Capital Resources" in Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, of this Form 10- K. Purchases of Equity Securities by the Issuer and Affiliated Purchasers The following table presents information with respect to purchases of common stock of the Company made during the thirteen weeks ended February 1, 2025 by the Company or any affiliated purchaser, as defined in Rule 10b-18(a)(3) under the Securities Exchange Act of 1934, as amended: Total Number of Shares Purchased (1) Average Price Paid Per Share Including Commissions Total Number of Shares Purchased As Part of Publicly Announced Plans or Programs Maximum Number (or approximate dollar amount) of Shares that May Yet be Purchased Under the Plans or Programs (2) Month #1 (November 3 - November 30) — $ — — $ 476 million Month #2 (December 1 - January 4) 1,858,800 $ 24.12 1,858,800 $ 431 million Month #3 (January 5 - February 1) 1,294,000 $ 23.48 1,294,000 $ 401 million Total 3,152,800 $ 23.86 3,152,800 __________ (1) Excludes shares withheld to settle employee tax withholding payments related to the vesting of stock units. (2) In February 2019, we announced that the Board approved a $1 billion share repurchase authorization, which has no expiration date. 23

Stock Performance Graph The graph below compares our cumulative total stockholder return on our common stock for the five-year period ended February 1, 2025, with the cumulative total returns of (i) the S&P 500 Index and (ii) the Dow Jones U.S. Apparel Retailers Index. The total stockholder return for our common stock assumes reinvestment of any dividends paid. TOTAL RETURN TO STOCKHOLDERS (Assumes $100 investment on 2/1/2020) The Gap, Inc. S&P 500 Dow Jones U.S. Apparel Retailers 02/01/20 01/30/21 01/29/22 01/28/23 02/03/24 02/01/25 $0 $20 $40 $60 $80 $100 $120 $140 $160 $180 $200 $220 $240 $260 Total Return Analysis 2/1/2020 1/30/2021 1/29/2022 1/28/2023 2/3/2024 2/1/2025 The Gap, Inc. $ 100.00 $ 116.31 $ 104.44 $ 82.15 $ 130.10 $ 162.33 S&P 500 $ 100.00 $ 117.25 $ 144.56 $ 132.68 $ 160.30 $ 202.59 Dow Jones U.S. Apparel Retailers $ 100.00 $ 106.91 $ 118.34 $ 129.27 $ 144.65 $ 184.45 Source: Research Data Group, Inc. Item 6. [Reserved] 24

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations. Our Business We are a house of iconic brands offering apparel, accessories, and personal care products for men, women, and children under the Old Navy, Gap, Banana Republic, and Athleta brands. As of February 1, 2025, we had Company-operated stores in the United States, Canada, Japan, and Taiwan. Our products are available to customers both in stores and online, through Company-operated and franchise stores, websites, and third-party arrangements. We also have franchise agreements to operate Old Navy, Gap, Banana Republic, and Athleta throughout Asia, Europe, Latin America, the Middle East, and Africa. Under these agreements, third parties operate, or will operate, stores and websites that sell apparel and related products under our brand names. In addition to operating in the specialty, outlet, online, and franchise channels, we use our omni-channel capabilities to bridge the digital world and physical stores. The shopping experience is further enhanced by our omni-channel services, including buy online pick-up in store, order-in-store, and ship-from-store, as well as enhanced mobile- enabled experiences, which allow our customers to shop seamlessly across our brands and channels. Our brands have shared investments in supply chain and inventory management, which allows us to optimize efficiency and responsiveness in our operations. Most of the products sold under our brand names are designed by us and manufactured by independent sources. Overview Fiscal 2024 consisted of 52 weeks versus 53 weeks in fiscal 2023. Fiscal 2023 net sales and operating results, as well as other metrics derived from the Consolidated Statement of Operations, include the impact of the additional week. Financial results for fiscal 2024 are as follows: • Net sales for fiscal 2024 increased 1 percent to $15.1 billion compared with $14.9 billion for fiscal 2023. • Store and franchise sales for fiscal 2024 were flat compared with fiscal 2023 and online sales for fiscal 2024 increased 4 percent compared with fiscal 2023. • Gross profit for fiscal 2024 was $6.2 billion compared with $5.8 billion for fiscal 2023. Gross margin for fiscal 2024 was 41.3 percent compared with 38.8 percent for fiscal 2023. • Operating income for fiscal 2024 was $1.1 billion compared with $560 million for fiscal 2023. • Effective tax rate for fiscal 2024 was 25.8 percent compared with 9.7 percent for fiscal 2023. • Net income for fiscal 2024 was $844 million compared with $502 million for fiscal 2023. • Diluted earnings per share was $2.20 for fiscal 2024 compared with $1.34 for fiscal 2023. • Merchandise inventory as of fiscal 2024 increased 4 percent compared with fiscal 2023. 25

While we continue to transform, we remain focused on the following strategic priorities in the near term: • maintaining and building upon financial and operational rigor, through an optimized cost structure and disciplined inventory management; • reinvigorating our brands to drive relevance and an engaging omni-channel experience; • strengthening and evolving our operating platform with a digital-first mindset to drive scale and efficiency; • energizing our culture by attracting and retaining strong talent; and • continuing to integrate social and environmental sustainability into business practices to support long-term growth. Macroeconomic factors, including uncertainty surrounding inflationary pressures, global geopolitical instability, and changes related to government fiscal, monetary, and tax policies including changes in interest rates, tax rates, duties, tariffs, and other restrictions, continue to create a complex and challenging retail environment. The macroeconomic environment has had and may continue to have an impact on consumer behavior. We anticipate continued uncertainty related to the macroeconomic environment during fiscal 2025, and we will continue to monitor macroeconomic conditions, including consumer behavior and the impact of these factors on consumer demand. For additional information on the risks and uncertainties to our business caused by macroeconomic factors, see the section entitled “Risk Factors—Risks Related to Macroeconomic Conditions—Global economic conditions have and could continue to adversely affect our business, financial condition, and results of operations” in Item 1A, Risk Factors, of this Form 10-K. We identify our operating segments according to how our business activities are managed and evaluated. As of February 1, 2025, our operating segments included Old Navy Global, Gap Global, Banana Republic Global, and Athleta Global. Our brands have similar products, suppliers, customers, methods of distribution, and regulatory environment. We have determined that each of our operating segments share similar qualitative and economic characteristics, and, therefore, the results of our operating segments are aggregated into one reportable segment. Results of Operations A discussion regarding our results of operations for fiscal year 2024 compared with fiscal year 2023 is presented below. A discussion regarding our results of operations for fiscal year 2023 compared with fiscal year 2022 can be found under Part II, Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, in our Annual Report on the Form 10-K for the year ended February 3, 2024, filed with the SEC on March 19, 2024. Net Sales See Note 3 of Notes to Consolidated Financial Statements included in Item 8, Financial Statements and Supplementary Data, of this Form 10-K for net sales disaggregation. Comparable Sales ("Comp Sales") Fiscal 2024 consisted of 52 weeks versus 53 weeks in fiscal 2023. Due to the 53rd week in fiscal 2023, in order to maintain consistency, Comp Sales for the 52 weeks ended February 1, 2025 are compared to the 52 weeks ended February 3, 2024. Comp Sales include the results of Company-operated stores and sales through our online channel. The calculation of Comp Sales excludes the results of the franchise and licensing business. A store is included in the Comp Sales calculations when it has been open and operated by the Company for at least one year and the selling square footage has not changed by 15 percent or more within the past year. A store is included in the Comp Sales calculations on the first day it has comparable prior year sales. Stores in which the selling square footage has changed by 15 percent or more as a result of a remodel, expansion, or reduction are excluded from the Comp Sales calculations until the first day they have comparable prior year sales. A store is considered non-comparable (“Non-comp”) when it has been open and operated by the Company for less than one year or has changed its selling square footage by 15 percent or more within the past year. 26

A store is considered “Closed” if it is temporarily closed for three or more full consecutive days or it is permanently closed. When a temporarily closed store reopens, the store will be placed in the Comp/Non-comp status it was in prior to its closure. If a store was in Closed status for three or more days in the prior year, the store will be in Non- comp status for the same days the following year. Current year foreign exchange rates are applied to both current year and prior year Comp Sales to achieve a consistent basis for comparison. The percentage change in Comp Sales by global brand and for The Gap, Inc., as compared with the preceding year, is as follows: Fiscal Year 2024 2023 Old Navy Global 3% (1) % Gap Global 4% 1 % Banana Republic Global 1% (7) % Athleta Global — % (12) % The Gap, Inc. 3% (2) % 27

Store count, openings, closings, and square footage for our stores are as follows:

	February 3, 2024	Fiscal 2024		February 1, 2025	
	Number of Store Locations	Number of Stores Opened	Number of Stores Closed	Number of Store Locations	Square Footage (in millions)
Old Navy North America	1,243	20	14	1,249	19.8
Gap North America	472	5	24	453	4.8
Gap Asia	134	1	13	122	1.1
Banana Republic North America	400	4	24	380	3.2
Banana Republic Asia	43	6	7	42	0.1
Athleta North America	270	2	12	260	1.1
Company-operated stores total	2,562	38	94	2,506	30.1
Franchise	998	139	74	1,063	N/A
Total	3,560	177	168	3,569	30.1
Increase (decrease) over prior year				0.3 %	(1.6)%

	January 28, 2023	Fiscal 2023		February 3, 2024	
	Number of Store Locations	Number of Stores Opened	Number of Stores Closed	Number of Store Locations	Square Footage (in millions)
Old Navy North America	1,238	25	20	1,243	19.8
Gap North America	493	1	22	472	5.0
Gap Asia (1)	232	2	11	134	1.2
Banana Republic North America	419	2	21	400	3.3
Banana Republic Asia	46	4	7	43	0.2
Athleta North America	257	25	12	270	1.1
Company-operated stores total	2,685	59	93	2,562	30.6
Franchise (1)	667	293	96	998	N/A
Total	3,352	352	189	3,560	30.6
Increase (decrease) over prior year				6.2 %	(3.8)%

(1) The 89 Gap China stores that were transitioned to Baozun during the period are not included as store closures or openings for Company-operated and Franchise store activity. The ending balance for Gap Asia excludes Gap China stores and the ending balance for Franchise includes Gap China locations transitioned during the period.

Outlet and factory stores are reflected in each of the respective brands.

Net Sales Discussion

Our net sales for fiscal 2024 increased $197 million, or 1 percent, compared with fiscal 2023, despite the loss of sales attributable to the incremental 53rd week during fiscal 2023. The increase was primarily due to improved Comp Sales driven by Old Navy Global and Gap Global.

Cost of Goods Sold and Occupancy Expenses

	Fiscal Year	
($ in millions)	2024	2023
Cost of goods sold and occupancy expenses	$ 8,859	$ 9,114
Gross profit	$ 6,227	$ 5,775
Cost of goods sold and occupancy expenses as a percentage of net sales	58.7 %	61.2 %
Gross margin	41.3 %	38.8 %

28

Cost of goods sold and occupancy expenses decreased 2.5 percentage points as a percentage of net sales in fiscal 2024 compared with fiscal 2023. • Cost of goods sold decreased 2.1 percentage points as a percentage of net sales in fiscal 2024 compared with fiscal 2023, primarily driven by lower commodity costs. Additionally, there was a benefit from incremental income related to our revenue sharing arrangement from our credit card agreement primarily recognized in the second quarter of fiscal 2024. • Occupancy expenses decreased 0.4 percentage points as a percentage of net sales in fiscal 2024 compared with fiscal 2023, primarily driven by an increase in net sales without a corresponding increase in occupancy expenses. Operating Expenses and Operating Margin ($ in millions) Fiscal Year 2024 2023 Operating expenses $ 5,115 $ 5,215 Operating expenses as a percentage of net sales 33.9% 35.0 % Operating margin 7.4% 3.8 % Operating expenses decreased $100 million, or 1.1 percentage points as a percentage of net sales during fiscal 2024 compared with fiscal 2023, primarily due to the following: • a decrease in advertising expenses of $102 million; • restructuring expenses of $89 million incurred during fiscal 2023 as a result of actions taken to simplify and optimize our operating model and structure; and • a decrease in payroll expenses related to our operating model and structure changes; partially offset by • an increase in performance-based compensation; and • a gain on sale of building of $47 million that occurred during the first quarter of fiscal 2023. Interest Expense ($ in millions) Fiscal Year 2024 2023 Interest expense $ 87 $ 90 Interest expense primarily includes interest on outstanding borrowings and obligations mainly related to our Senior Notes and tax-related interest expense. Interest Income ($ in millions) Fiscal Year 2024 2023 Interest income $ (112) $ (86) Interest income increased $26 million during fiscal 2024 compared with fiscal 2023 primarily due to higher cash balances, partially offset by a decrease in tax-related interest income. Income Taxes ($ in millions) Fiscal Year 2024 2023 Income tax expense $ 293 $ 54 Effective tax rate 25.8% 9.7% 29

The change in the effective tax rate for fiscal 2024 compared with fiscal 2023 was primarily due to changes in valuation allowances in the prior year, tax benefits recognized in the prior year from a U.S. transfer pricing settlement related to our sourcing activities, and changes in the amount and mix of jurisdictional earnings, partially offset by a favorable impact from stock-based compensation. See Note 4 of Notes to Consolidated Financial Statements included in Item 8, Financial Statements and Supplementary Data, of this Form 10-K for further details. Liquidity and Capital Resources We consider the following to be measures of our liquidity and capital resources: ($ in millions) February 1, 2025 February 3, 2024 Cash and cash equivalents $ 2,335 $ 1,873 Short-term investments 253 — Debt 3.625 percent Senior Notes due 2029 750 750 3.875 percent Senior Notes due 2031 750 750 Working capital 1,947 1,299 Current ratio 1.60:1 1.42:1 As of February 1, 2025, the majority of our cash, cash equivalents, and short-term investments were held in the United States and are generally accessible without any limitations. We are also able to supplement near-term liquidity, if necessary, with our senior secured asset-based revolving credit agreement (the "ABL Facility") or other available market instruments. There were no borrowings under the ABL Facility as of February 1, 2025 and February 3, 2024. See Note 6 of Notes to Consolidated Financial Statements included in Item 8, Financial Statements and Supplementary Data, of this Form 10-K for disclosures on the ABL Facility. Our largest source of operating cash flows is cash collections from the sale of our merchandise. Our primary uses of cash include merchandise inventory purchases, lease and occupancy costs, personnel-related expenses, purchases of property and equipment, shipping costs, and payment of taxes. In addition, we may have dividend payments and share repurchases. As our business typically follows a seasonal pattern, with sales peaking during the end-of-year holiday period, we fund inventory expenditures during normal and peak periods through cash flows from operating activities and available cash. The seasonality of our operations, in addition to the impact of global economic conditions such as uncertainty surrounding inflationary pressures, global geopolitical instability, and changes related to government fiscal, monetary, and tax policies including changes in interest rates, tax rates, duties, tariffs, and other restrictions, may lead to significant fluctuations in certain asset and liability accounts as well as cash inflows and outflows between fiscal year-end and subsequent interim periods. Our voluntary supply chain finance ("SCF") program provides certain suppliers with the opportunity to sell their receivables due from us to participating financial institutions at the sole discretion of both the suppliers and the financial institutions. We are not a party to the agreements between our suppliers and the financial institutions and our payment terms are not impacted by whether a supplier participates in the SCF program. See Note 17 of Notes to Consolidated Financial Statements included in Item 8, Financial Statements and Supplementary Data, of this Form 10-K, for disclosures on the Company's SCF program. We are party to many contractual obligations involving commitments to make payments to third parties. These obligations impact our short-term and long-term liquidity and capital resource needs. Certain contractual obligations are reflected on the Consolidated Balance Sheet as of February 1, 2025, while others are considered future obligations. Our contractual obligations primarily consist of operating leases, purchase obligations and commitments, long-term debt and related interest payments, and income taxes. See Notes 6 and 11 of Notes to Consolidated Financial Statements included in Item 8, Financial Statements and Supplementary Data, of this Form 10-K for information related to our debt and operating leases, respectively. 30

Purchase obligations and commitments consist of open purchase orders to purchase inventory as well as commitments for products and services used in the normal course of business. As of February 1, 2025, our purchase obligations and commitments were approximately $4 billion. We expect that the majority of these purchase obligations and commitments will be settled within one year. Our contractual obligations related to income taxes are primarily related to unrecognized tax benefits. See Note 4 of Notes to Consolidated Financial Statements included in Item 8, Financial Statements and Supplementary Data, of this Form 10-K for information related to income taxes. We believe our existing balances of cash, cash equivalents, and short-term investments, along with our cash flows from operations, and instruments mentioned above, provide sufficient funds for our business operations as well as capital expenditures, dividends, share repurchases, and other liquidity requirements associated with our business operations over the next 12 months and beyond. Cash Flows from Operating Activities Net cash provided by operating activities decreased $46 million during fiscal 2024 compared with fiscal 2023, primarily due to the following: Net income • an increase in net income; Non-cash item • an increase of $91 million related to the recognition of deferred tax expense in fiscal 2024 compared with deferred tax benefit in fiscal 2023; Change in operating assets and liabilities • a decrease of $471 million related to merchandise inventory driven by a slight increase in inventory at the end of fiscal 2024 primarily due to the timing of receipts compared with a significant reduction in inventory in fiscal 2023 as a result of an elevated opening balance of inventory in that fiscal year. Cash Flows from Investing Activities Net cash used for investing activities increased $358 million during fiscal 2024 compared with fiscal 2023, primarily due to the following: • $247 million of net purchases of short-term investments during fiscal 2024; and • $69 million less in net proceeds from the sale of property during fiscal 2024 compared with fiscal 2023. In fiscal 2024, cash used for purchases of property and equipment was $447 million primarily related to store investments, information technology, and supply chain to support the customer experience. Cash Flows from Financing Activities Net cash used for financing activities decreased $246 million during fiscal 2024 compared with fiscal 2023, primarily due to the following: • $350 million for repayments of revolving credit facility borrowings during fiscal 2023; partially offset by • $75 million in repurchases of common stock during fiscal 2024 compared with no repurchases during fiscal 2023. Free Cash Flow Free cash flow is a non-GAAP financial measure. We believe free cash flow is an important metric because it represents a measure of how much cash a company has available for discretionary and non-discretionary items after the deduction of capital expenditures. We require regular capital expenditures including technology improvements as well as building and maintaining our stores and distribution centers. We use this metric internally, as we believe our sustained ability to generate free cash flow is an important driver of value creation. However, this non-GAAP financial measure is not intended to supersede or replace our GAAP results. 31

The following table reconciles free cash flow, a non-GAAP financial measure, from net cash provided by operating activities, a GAAP financial measure. Fiscal Year ($ in millions) 2024 2023 Net cash provided by operating activities $ 1,486 $ 1,532 Less: Purchases of property and equipment (447) (420) Free cash flow $ 1,039 $ 1,112 Debt and Credit Facilities Certain financial information about the Company's debt and credit facilities is set forth under the headings "Debt and Credit Facilities" in Note 6 of Notes to Consolidated Financial Statements included in Item 8, Financial Statements and Supplementary Data, of this Form 10-K. Dividend Policy In determining whether and at what level to declare a dividend, our Board considers a number of factors including sustainability, operating performance, liquidity, and market conditions. We paid an annual dividend of $0.60 per share in fiscal 2024 and fiscal 2023. In February 2025, the Board authorized a dividend of $0.165 per share for the first quarter of fiscal 2025. Share Repurchases Certain information about the Company's share repurchases is set forth under the heading "Share Repurchases" in Note 9 of Notes to Consolidated Financial Statements included in Item 8, Financial Statements and Supplementary Data, of this Form 10-K. Critical Accounting Policies and Estimates The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to adopt accounting policies and make significant judgments and estimates to develop amounts reflected and disclosed in the financial statements. Our significant accounting policies can be found under the heading "Organization and Summary of Significant Accounting Policies" in Note 1 of Notes to Consolidated Financial Statements included in Item 8, Financial Statements and Supplementary Data, of this Form 10-K. The policies and estimates discussed below include the financial statement elements that are either judgmental or involve the selection or application of alternative accounting policies and are material to our financial statements. Inventory Valuation We value inventory at the lower of cost or net realizable value (“LCNRV”), with cost determined using the weighted-average cost method. We review our inventory levels in order to identify slow-moving merchandise and broken assortments (items no longer in stock in a sufficient range of sizes or colors), and we primarily use markdowns to clear merchandise. We record an adjustment to inventory when future estimated selling price is less than cost. Our LCNRV adjustment calculation requires management to make assumptions to estimate the selling price and amount of slow-moving merchandise and broken assortments subject to markdowns, which is dependent upon factors such as historical trends with similar merchandise, inventory aging, forecasted consumer demand, and the promotional environment. We do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions we use to calculate our LCNRV. However, if estimates regarding consumer demand are inaccurate, or if global economic conditions change beyond what is currently estimated by management, our operating results could be affected. 32

Impairment of Long-Lived Assets Long-lived assets, which primarily consist of property and equipment and operating lease assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Events that result in an impairment review include a significant decrease in the operating performance of the long-lived asset, the decision to close a store, corporate facility, or distribution center, or adverse changes in business climate. Long-lived assets are considered impaired if the carrying amount exceeds the estimated undiscounted future cash flows of the asset or asset group over the estimated remaining useful life. The asset group is defined as the lowest level for which identifiable cash flows are available and largely independent of the cash flows of other groups of assets. For our Company-operated stores, the individual store generally represents the lowest level of independent identifiable cash flows and the asset group is comprised of both property and equipment and operating lease assets. For impaired assets, we recognize a loss equal to the difference between the carrying amount of the asset or asset group and its estimated fair value. The estimated fair value of the asset or asset group is based on discounted future cash flows of the asset or asset group using a discount rate commensurate with the related risk. For operating lease assets, the Company determines the estimated fair value of the assets by comparing the discounted contractual rent payments to estimated market rental rates using available valuation techniques. Our estimate of future cash flows requires management to make assumptions and to apply judgment, including forecasting future sales and gross profits and estimating useful lives of the assets. These estimates can be affected by factors such as future sales results, real estate market conditions, store closure plans, economic conditions, business interruptions, interest rates and government regulations that can be difficult to predict. If actual results and conditions are not consistent with the estimates and assumptions used in our calculations, we may be exposed to additional impairments of long-lived assets. See Note 7 of Notes to Consolidated Financial Statements included in Item 8, Financial Statements and Supplementary Data, of this Form 10-K for additional information and disclosures about impairment of long-lived assets. Income Taxes We are a multinational company operating in multiple domestic and foreign locations with different tax laws and regulations. The Company's management is required to interpret and apply these tax laws and regulations in determining the amount of its income tax liability for financial statement purposes. We record valuation allowances against our deferred tax assets when it is more likely than not that some portion or all of such deferred tax assets will not be realized. In determining the need for valuation allowances, management is required to make assumptions and to apply judgment, including tax planning strategies, forecasting future income, taxable income, and the geographic mix of income or losses in the jurisdictions in which we operate. Our effective tax rate in a given financial statement period may also be materially impacted by changes in the geographic mix and level of income or losses, changes in the expected or actual outcome of audits, changes in deferred tax valuation allowances, or new tax legislation. On a recurring basis, we assess the need for valuation allowances related to our deferred income tax assets, which includes consideration of both positive and negative evidence to determine, based on the weight of the available evidence, whether it is more likely than not that some or all of our deferred tax assets will not be realized. In our assessment, we consider recent financial operating results, the scheduled expiration of our net operating losses, potential sources of taxable income, the reversal of existing taxable differences, taxable income in prior carryback years (if permitted under tax law), and tax planning strategies. It is possible that there will be changes in our business structure, our performance, our industry or otherwise that cause results to differ materially in future periods. If the changes result in significant and sustained reductions in our pre-tax income or utilization of existing tax carryforwards in future periods, additional valuation allowances may be required with corresponding adverse impacts on results of operations. Such adverse impacts may be material. 33

At any point in time, many tax years are subject to or in the process of being audited by various U.S. and foreign tax jurisdictions. These audits include reviews of our tax filing positions, including the timing and amount of deductions taken and the allocation of income between tax jurisdictions. When an uncertain tax position is identified, we recognize a benefit only if we believe it is more likely than not that the tax position based on its technical merits will be sustained upon examination by the relevant tax authorities. We recognize a benefit for tax positions using the highest cumulative tax benefit that is more likely than not to be realized. We establish a liability for tax positions that do not meet this threshold. The evaluation of uncertain tax positions requires management to apply specialized skill and knowledge related to tax laws and regulations and to make assumptions that are subject to factors such as possible assessments by tax authorities, changes in facts and circumstances, issuance of new regulations, and resolutions of tax audits. To the extent we prevail in matters for which a liability has been established or are required to pay amounts in excess of our established liability, our effective income tax rate in a given financial statement period could be materially affected. See Note 4 of Notes to Consolidated Financial Statements included in Item 8, Financial Statements and Supplementary Data, of this Form 10-K for additional information on income taxes. Revenue Recognition The Company’s revenues primarily include merchandise sales at stores, online, and through franchise and licensing agreements. We also receive revenue sharing from our credit card agreement for private label and co- branded credit cards, and breakage revenue related to our gift cards, merchandise return cards, and outstanding loyalty points, which are realized based upon historical redemption patterns. For online sales, the Company has elected to treat shipping and handling as fulfillment activities and not a separate performance obligation. Accordingly, we recognize revenue for our single performance obligation related to online sales at the time control of the merchandise passes to the customer, which is generally at the time of shipment. Revenues are presented net of any taxes collected from customers and remitted to governmental authorities. We record sales return allowances and a right of returns asset on a gross basis for expected future merchandise returns, based on historical return patterns, merchandise mix, and recent trends. The actual amount of customer returns, which are inherently uncertain, may differ from our estimates. Sales return allowances are recorded within accrued expenses and other current liabilities and the right of returns asset is recorded within other current assets on our Consolidated Balance Sheets. We also defer revenue when cash payments are received in advance of performance for unsatisfied obligations related to our gift cards, licensing agreements, outstanding loyalty points, and reimbursements of loyalty program rewards associated with our credit card agreement. See Note 3 of Notes to Consolidated Financial Statements included in Item 8, Financial Statements and Supplementary Data, of this Form 10-K for related revenue disclosures. Recent Accounting Pronouncements See "Organization and Summary of Significant Accounting Policies" in Note 1 of Notes to Consolidated Financial Statements included in Item 8, Financial Statements and Supplementary Data, of this Form 10-K for recent accounting pronouncements, including the expected dates of adoption and estimated effects on our Consolidated Financial Statements. Item 7A. Quantitative and Qualitative Disclosures About Market Risk. Derivative Financial Instruments Certain financial information about the Company's derivative financial instruments is set forth under the heading "Derivative Financial Instruments" in Note 8 of Notes to Consolidated Financial Statements included in Item 8, Financial Statements and Supplementary Data, of this Form 10-K. 34

We have performed a sensitivity analysis as of February 1, 2025 based on a model that measures the impact of a hypothetical 10 percent adverse change in foreign currency exchange rates to the U.S. dollar (with all other variables held constant) on our underlying estimated major foreign currency exposures, net of derivative financial instruments. The foreign currency exchange rates used in the model were based on the spot rates in effect as of February 1, 2025. The sensitivity analysis indicated that a hypothetical 10 percent adverse movement in foreign currency exchange rates would have an unfavorable impact on the underlying cash flow, net of our foreign exchange derivative financial instruments, of $18 million as of February 1, 2025. Debt Certain financial information about the Company's debt is set forth under the heading "Debt and Credit Facilities" in Note 6 of Notes to Consolidated Financial Statements included in Item 8, Financial Statements and Supplementary Data, of this Form 10-K. Our Senior Notes have fixed interest rates and are exposed to interest rate risk that is limited to changes in fair value. Changes in interest rates do not impact our cash flows. Cash Equivalents and Short-Term Investments Certain financial information about the Company's cash equivalents and short-term investments is set forth under the heading "Fair Value Measurements" in Note 7 of Notes to Consolidated Financial Statements included in Item 8, Financial Statements and Supplementary Data, of this Form 10-K. We have highly liquid fixed and variable income investments classified as cash and cash equivalents and short- term investments. All highly liquid investments with original maturities of three months or less at the time of purchase are classified as cash and cash equivalents on the Consolidated Balance Sheets. Our cash equivalents are comprised of money market funds and time deposits recorded at amortized cost, which approximates fair value, as well as debt securities recorded at fair value using market prices for identical or similar assets. We also have highly liquid investments with original maturities of greater than three months and less than two years that are classified as short-term investments on the Consolidated Balance Sheet. These debt securities are also recorded at fair value using market prices for identical or similar assets. Changes in interest rates impact the fair value of our debt securities. As of February 1, 2025, we had $253 million in short-term investments which were recorded on the Consolidated Balance Sheet. There were no material realized or unrealized gains or losses or impairment charges related to short-term investments during fiscal 2024. The Company held no short-term investments as of February 3, 2024. Changes in interest rates also impact the interest income derived from our cash, cash equivalents, and short-term investments. In fiscal 2024 and fiscal 2023, we earned interest income of $112 million and $86 million, respectively. 35

Item 8. Financial Statements and Supplementary Data. THE GAP, INC. INDEX TO CONSOLIDATED FINANCIAL STATEMENTS Page Report of Independent Registered Public Accounting Firm . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 37 Consolidated Balance Sheets as of February 1, 2025 and February 3, 2024 . . . . . . . . . . . . . . . . . . . . . . . . . 40 Consolidated Statements of Operations for the fiscal years ended February 1, 2025, February 3, 2024, and January 28, 2023 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 41 Consolidated Statements of Comprehensive Income (Loss) for the fiscal years ended February 1, 2025, February 3, 2024, and January 28, 2023 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 42 Consolidated Statements of Stockholders' Equity for the fiscal years ended February 1, 2025, February 3, 2024, and January 28, 2023, . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 43 Consolidated Statements of Cash Flows for the fiscal years ended February 1, 2025, February 3, 2024, and January 28, 2023 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 44 Notes to Consolidated Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 45 36

Report of Independent Registered Public Accounting Firm To the shareholders and the Board of Directors of The Gap, Inc. Opinions on the Financial Statements and Internal Control over Financial Reporting We have audited the accompanying consolidated balance sheets of The Gap, Inc. and subsidiaries (the "Company") as of February 1, 2025 and February 3, 2024, the related consolidated statements of operations, comprehensive income (loss), stockholders’ equity, and cash flows, for each of the fiscal years ended February 1, 2025, February 3, 2024 and January 28, 2023 and the related notes (collectively referred to as the "financial statements"). We also have audited the Company’s internal control over financial reporting as of February 1, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of February 1, 2025 and February 3, 2024, and the results of its operations and its cash flows for each of the fiscal years ended February 1, 2025, February 3, 2024 and January 28, 2023, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of February 1, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO. Basis for Opinions The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions. 37

Definition and Limitations of Internal Control over Financial Reporting A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Critical Audit Matter The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates. Sales Return Allowances and Right of Returns Asset — Refer to Note 1 in the financial statements Critical Audit Matter Description As of February 1, 2025, the Company recorded sales return allowances of $60 million within accrued expenses and other current liabilities and a right of returns asset of $27 million within other current assets. The Company establishes sales return allowances and a right of returns asset on a gross basis for expected future merchandise returns, based on historical return patterns, merchandise mix, and recent trends. We identified sales return allowances and the right of returns asset as a critical audit matter due to the uncertainty and judgment in estimating the amount of outstanding customer returns as of the balance sheet date. A high degree of auditor judgment was required when performing audit procedures to evaluate the reasonableness of management's estimate. How the Critical Audit Matter Was Addressed in the Audit Our audit procedures related to sales return allowances and the right of returns asset included the following, among others: • We tested the effectiveness of controls over the process for establishing sales return allowances and the right of returns asset. • We evaluated the Company’s methodology and assumptions used to develop sales return allowances and the right of returns asset by: – Testing the completeness and accuracy of underlying data used in the sales return allowance estimate – Evaluating whether the inputs used in the estimate were relevant and consistent with evidence obtained externally and in other areas of the audit 38

– Testing the mathematical accuracy of the sales return allowance estimate – Assessing the Company's ability to accurately estimate merchandise returns by comparing prior period estimates to actual merchandise returns • We developed an independent estimate of sales return allowances and the right of returns asset and compared it to the recorded amount. /s/ Deloitte & Touche LLP San Francisco, California March 18, 2025 We have served as the Company’s auditor since at least 1976, in connection with its initial public offering; however, an earlier year could not be reliably determined. 39

THE GAP, INC. CONSOLIDATED BALANCE SHEETS ($ and shares in millions except par value) February 1, 2025 February 3, 2024 ASSETS Current assets: Cash and cash equivalents $ 2,335 $ 1,873 Short-term investments 253 — Merchandise inventory 2,067 1,995 Other current assets 548 527 Total current assets 5,203 4,395 Property and equipment, net of accumulated depreciation 2,496 2,566 Operating lease assets 3,240 3,115 Other long-term assets 946 968 Total assets $ 11,885 $ 11,044 LIABILITIES AND STOCKHOLDERS' EQUITY Current liabilities: Accounts payable $ 1,488 $ 1,349 Accrued expenses and other current liabilities 1,083 1,108 Current portion of operating lease liabilities 632 600 Income taxes payable 53 39 Total current liabilities 3,256 3,096 Long-term liabilities: Long-term debt 1,490 1,488 Long-term operating lease liabilities 3,353 3,353 Other long-term liabilities 522 512 Total long-term liabilities 5,365 5,353 Commitments and contingencies (see Note 14) Stockholders' equity: Common stock $0.05 par value Authorized 2,300 shares for all periods presented; Issued and Outstanding 374 and 372 shares 19 19 Additional paid-in capital 146 113 Retained earnings 3,039 2,420 Accumulated other comprehensive income 60 43 Total stockholders' equity 3,264 2,595 Total liabilities and stockholders' equity $ 11,885 $ 11,044 See Accompanying Notes to Consolidated Financial Statements 40

THE GAP, INC. CONSOLIDATED STATEMENTS OF OPERATIONS Fiscal Year ($ and shares in millions except per share amounts) 2024 2023 2022 Net sales $ 15,086 $ 14,889 $ 15,616 Cost of goods sold and occupancy expenses 8,859 9,114 10,257 Gross profit 6,227 5,775 5,359 Operating expenses 5,115 5,215 5,428 Operating income (loss) 1,112 560 (69) Interest expense 87 90 88 Interest income (112) (86) (18) Income (loss) before income taxes 1,137 556 (139) Income tax expense 293 54 63 Net income (loss) $ 844 $ 502 $ (202) Weighted-average number of shares—basic 376 370 367 Weighted-average number of shares—diluted 384 376 367 Earnings (loss) per share—basic $ 2.24 $ 1.36 $ (0.55) Earnings (loss) per share—diluted $ 2.20 $ 1.34 $ (0.55) See Accompanying Notes to Consolidated Financial Statements 41

THE GAP, INC. CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) Fiscal Year ($ in millions) 2024 2023 2022 Net income (loss) $ 844 $ 502 $ (202) Other comprehensive income (loss), net of tax: Foreign currency translation and other, net of tax benefit of $(1), $—, and $— 1 (4) 14 Change in fair value of derivative financial instruments, net of tax expense of $8, $2, and $— 25 16 27 Reclassification adjustment for gains on derivative financial instruments, net of tax expense of $(6), $(1), and $(2) (9) (17) (31) Other comprehensive income (loss), net of tax 17 (5) 10 Comprehensive income (loss) $ 861 $ 497 $ (192) See Accompanying Notes to Consolidated Financial Statements 42

THE GAP, INC. CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY Common Stock Additional Paid-in Capital Retained Earnings Accumulated Other Comprehensive Income ($ and shares in millions except per share amounts) Shares Amount Total Balance as of January 29, 2022 371 $ 19 $ 43 $ 2,622 $ 38 $ 2,722 Net loss (202) (202) Other comprehensive income, net of tax 10 10 Repurchases and retirement of common stock (11) (1) (62) (60) (123) Issuance of common stock related to stock options and employee stock purchase plans 3 — 27 27 Issuance of common stock and withholding tax payments related to vesting of stock units 3 — (20) (20) Share-based compensation, net of forfeitures 39 39 Common stock dividends declared and paid ($0.60 per share) (220) (220) Balance as of January 28, 2023 366 18 27 2,140 48 2,233 Net income 502 502 Other comprehensive loss, net of tax (5) (5) Issuance of common stock related to stock options and employee stock purchase plans 3 — 27 27 Issuance of common stock and withholding tax payments related to vesting of stock units 3 1 (21) (20) Share-based compensation, net of forfeitures 80 80 Common stock dividends declared and paid ($0.60 per share) (222) (222) Balance as of February 3, 2024 372 19 113 2,420 43 2,595 Net income 844 844 Other comprehensive income, net of tax 17 17 Repurchases and retirement of common stock (3) — (75) (75) Issuance of common stock related to stock options and employee stock purchase plans 2 — 32 32 Issuance of common stock and withholding tax payments related to vesting of stock units 3 — (50) (50) Share-based compensation, net of forfeitures 126 126 Common stock dividends declared and paid ($0.60 per share) (225) (225) Balance as of February 1, 2025 374 $ 19 $ 146 $ 3,039 $ 60 $ 3,264 See Accompanying Notes to Consolidated Financial Statements 43

THE GAP, INC. CONSOLIDATED STATEMENTS OF CASH FLOWS Fiscal Year ($ in millions) 2024 2023 2022 Cash flows from operating activities: Net income (loss) $ 844 $ 502 $ (202) Adjustments to reconcile net income (loss) to net cash provided by operating activities: Depreciation and amortization 500 522 540 Share-based compensation 126 80 37 Impairment of operating lease assets — 4 33 Impairment of store assets 1 3 18 Amortization of debt issuance costs 4 4 6 Non-cash and other items (9) 28 (16) Loss on divestiture activity — — 35 Gain on sale of building — (47) (83) Deferred income taxes 27 (64) 42 Changes in operating assets and liabilities: Merchandise inventory (88) 383 554 Other current assets and other long-term assets 31 179 161 Accounts payable 137 42 (540) Accrued expenses and other current liabilities (25) 12 (243) Income taxes payable, net of receivables and other tax-related items 46 75 417 Other long-term liabilities (19) (15) (45) Operating lease assets and liabilities, net (89) (176) (107) Net cash provided by operating activities 1,486 1,532 607 Cash flows from investing activities: Purchases of property and equipment (447) (420) (685) Net proceeds from sale of property 7 76 458 Purchases of short-term investments (409) — — Proceeds from sales and maturities of short-term investments 162 — — Proceeds from divestiture activity, net of cash paid — 9 — Other (5) 1 — Net cash used for investing activities (692) (334) (227) Cash flows from financing activities: Proceeds from revolving credit facility — — 350 Repayments of revolving credit facility — (350) — Payments for debt issuance costs — — (6) Proceeds from issuances under share-based compensation plans 32 27 27 Withholding tax payments related to vesting of stock units (50) (20) (20) Repurchases of common stock (75) — (123) Cash dividends paid (225) (222) (220) Other (3) (2) (2) Net cash provided by (used for) financing activities (321) (567) 6 Effect of foreign exchange rate fluctuations on cash, cash equivalents, and restricted cash (9) (3) (15) Net increase in cash, cash equivalents, and restricted cash 464 628 371 Cash, cash equivalents, and restricted cash at beginning of period 1,901 1,273 902 Cash, cash equivalents, and restricted cash at end of period $ 2,365 $ 1,901 $ 1,273 Non-cash investing activities: Purchases of property and equipment not yet paid at end of period $ 44 $ 43 $ 55 Supplemental disclosure of cash flow information: Cash paid for interest during the period $ 63 $ 74 $ 76 Cash paid for income taxes during the period, net of refunds $ 237 $ 49 $ (388) Cash paid for operating lease liabilities $ 981 $ 932 $ 942 See Accompanying Notes to Consolidated Financial Statements 44

Notes to Consolidated Financial Statements For the Fiscal Years Ended February 1, 2025, February 3, 2024, and January 28, 2023 Note 1. Organization and Summary of Significant Accounting Policies Organization The Gap, Inc., a Delaware corporation, is a house of iconic brands offering apparel, accessories, and personal care products for men, women, and children under the Old Navy, Gap, Banana Republic, and Athleta brands. As of February 1, 2025, we had Company-operated stores in the United States, Canada, Japan, and Taiwan. Our products are available to customers both in stores and online, through Company-operated and franchise stores, websites, and third-party arrangements. We also have franchise agreements to operate Old Navy, Gap, Banana Republic, and Athleta throughout Asia, Europe, Latin America, the Middle East, and Africa. In fiscal 2022, we signed agreements to transition our Gap Greater China operations to a third party, Baozun, to operate Gap Greater China stores and the in-market website as a franchise partner. On January 31, 2023, the Gap China transaction closed with Baozun. The Gap Taiwan operations will continue to operate as usual until regulatory approvals and closing conditions are met. Principles of Consolidation The Consolidated Financial Statements include the accounts of The Gap, Inc. and its wholly owned subsidiaries. All intercompany transactions and balances have been eliminated. Fiscal Year and Presentation Our fiscal year is a 52-week or 53-week period ending on the Saturday closest to January 31. The fiscal years ended February 1, 2025 (fiscal 2024) and January 28, 2023 (fiscal 2022) consisted of 52 weeks. The fiscal year ended February 3, 2024 (fiscal 2023) consisted of 53 weeks. Use of Estimates The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates. Our most significant accounting judgments include, but are not limited to, estimates and assumptions used for inventory valuation, income taxes and valuation allowances, sales return and bad debt allowances, deferred revenue, and the impairment of long-lived assets. Cash, Cash Equivalents, and Short-Term Investments Cash includes funds deposited in banks and amounts in transit from banks for customer credit card and debit card transactions that process in less than seven days. All highly liquid investments with original maturities of three months or less at the time of purchase are classified as cash equivalents. Our cash equivalents are comprised of money market funds and time deposits recorded at amortized cost, which approximates fair value, as well as debt securities recorded at fair value using market prices for identical or similar assets. Highly liquid investments with original maturities of greater than three months and less than two years are classified as short-term investments. These debt securities are also recorded at fair value using market prices for identical or similar assets. Changes in the fair value of the debt securities impact net income only when such securities are sold or an other- than-temporary impairment is recognized. Income related to these securities is recorded within interest income on the Consolidated Statements of Operations. See Note 7 of Notes to Consolidated Financial Statements for disclosures related to fair value measurements. 45

Restricted Cash Any cash that is legally restricted from use is classified as restricted cash. If the purpose of restricted cash is related to acquiring a long-term asset, liquidating a long-term liability, or is otherwise unavailable for a period longer than one year from the balance sheet date, the restricted cash is included within other long-term assets on our Consolidated Balance Sheets. Otherwise, restricted cash is included within other current assets on our Consolidated Balance Sheets. As of February 1, 2025, February 3, 2024, and January 28, 2023, restricted cash primarily included consideration that serves as collateral for our insurance obligations and certain other obligations occurring in the normal course of business. As of January 28, 2023, restricted cash also included a collateral amount under the SCF program of $30 million. There were no collateral amounts under the SCF program as of February 1, 2025 and February 3, 2024. See Note 17 of Notes to Consolidated Financial Statements for related disclosures. The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported on our Consolidated Balance Sheets to the total shown on our Consolidated Statements of Cash Flows: ($ in millions) February 1, 2025 February 3, 2024 January 28, 2023 Cash and cash equivalents $ 2,335 $ 1,873 $ 1,215 Restricted cash included in other current assets — — 32 Restricted cash included in other long-term assets 30 28 26 Total cash, cash equivalents, and restricted cash shown on the Consolidated Statement of Cash Flows $ 2,365 $ 1,901 $ 1,273 Merchandise Inventory We value inventory at the LCNRV, with cost determined using the weighted-average cost method. We record an adjustment to inventory when future estimated selling price is less than cost. We review our inventory levels in order to identify slow-moving merchandise and broken assortments (items no longer in stock in a sufficient range of sizes or colors) and we primarily use markdowns to clear merchandise. In addition, we estimate and accrue shortage for the period between the last physical count and the balance sheet date. Property and Equipment Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Estimated useful lives are as follows: Category Term Leasehold improvements Shorter of remaining lease term or economic life, up to 15 years Furniture and equipment Up to 10 years Software Up to 7 years Buildings and building improvements Up to 39 years When assets are sold or retired, the cost and related accumulated depreciation are removed from the accounts, with any resulting gain or loss recorded within operating expenses on the Consolidated Statements of Operations. Costs of maintenance and repairs are expensed as incurred. Costs incurred to implement cloud computing arrangements hosted by third-party vendors are capitalized when incurred during the application development phase and amortized on a straight-line basis over the estimated term of the cloud computing arrangement. Capitalized amounts related to such arrangements are recorded within other current assets and other long-term assets on our Consolidated Balance Sheets and were not material for fiscal 2024, 2023, or 2022. 46

Leases We determine if a long-term contractual obligation is a lease at inception. The majority of our operating leases relate to Company stores. We also lease some of our corporate facilities and distribution centers. These operating leases expire at various dates through fiscal 2047. Most store leases have a five-year base period and include options that allow us to extend the lease term beyond the initial base period, subject to terms agreed upon at lease inception. Some leases also include early termination options, which can be exercised under specific conditions. Our lease agreements do not contain any material residual value guarantees or material restrictive covenants. We record our lease liabilities at the present value of the lease payments not yet paid, discounted at the rate of interest that the Company would have to pay to borrow on a collateralized basis over a similar term. As the Company's leases do not provide an implicit interest rate, the Company uses an incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. We recognize operating lease cost over the estimated term of the lease, which includes options to extend lease terms that are reasonably certain of being exercised, starting when possession of the property is taken from the landlord, which normally includes a construction period prior to the store opening. When a lease contains a predetermined fixed escalation of the fixed rent, we recognize the related operating lease cost on a straight-line basis over the lease term. In addition, certain of our lease agreements include variable lease payments, such as payments based on a percentage of sales that are in excess of a predetermined level and/or increases based on a change in the consumer price index or fair market value. These variable lease payments are excluded from minimum lease payments and are included in the determination of net lease cost when it is probable that the expense has been incurred and the amount can be reasonably estimated. If an operating lease asset is impaired, the remaining operating lease asset will be amortized on a straight-line basis over the remaining lease term. See Note 11 of Notes to Consolidated Financial Statements for related disclosures. Revenue Recognition The Company’s revenues primarily include merchandise sales at stores, online, and through franchise and licensing agreements. We also receive revenue sharing from our credit card agreement for private label and co- branded credit cards, and breakage revenue related to our gift cards, merchandise return cards, and outstanding loyalty points, which are realized based upon historical redemption patterns. For online sales, the Company has elected to treat shipping and handling as fulfillment activities and not a separate performance obligation. Accordingly, we recognize revenue for our single performance obligation related to online sales at the time control of the merchandise passes to the customer, which is generally at the time of shipment. Revenues are presented net of any taxes collected from customers and remitted to governmental authorities. We record sales return allowances and a right of returns asset on a gross basis for expected future merchandise returns, based on historical return patterns, merchandise mix, and recent trends. Sales return allowances are recorded within accrued expenses and other current liabilities and the right of returns asset is recorded within other current assets on our Consolidated Balance Sheets. We have credit card agreements with third parties to provide our customers with private label credit cards and co- branded credit cards (collectively, the “Credit Card programs"). Each private label credit card bears the logo of Gap, Banana Republic, Old Navy, or Athleta and can be used at any of our U.S. store locations and online. The current co-branded credit card is a MasterCard credit card bearing the logo of Gap, Banana Republic, Old Navy, or Athleta and can be used everywhere MasterCard credit cards are accepted. The Credit Card programs are a part of Gap Inc.’s loyalty program where members enjoy incentives in the form of rewards which can be redeemed across all of our brands. 47

Barclays, a third-party financial institution, is the sole owner of the accounts and underwrites the credit issued under the Credit Card programs. Our agreement with Barclays provides for certain payments to be made to us, including a share of revenue from the performance of the credit card portfolios and reimbursements of loyalty program rewards. We have identified separate performance obligations related to our credit card agreement that includes both providing a license and an obligation to redeem loyalty points issued under the loyalty program. Our obligation to provide a license is satisfied when the subsequent sale or usage occurs and our obligation to redeem loyalty points is deferred until those loyalty points are redeemed. Income related to our credit card agreement is classified within net sales on our Consolidated Statements of Operations. We have franchise agreements to operate Old Navy, Gap, Banana Republic, and Athleta throughout Asia, Europe, Latin America, the Middle East, and Africa. Under these agreements, third parties operate, or will operate, stores and websites that sell apparel and related products under our brand names. We have identified separate performance obligations related to our franchise agreements that include both providing our franchise partners with a license and an obligation to supply franchise partners with our merchandise. Our obligation to provide a license is satisfied when the subsequent sale or usage occurs and our obligation to supply franchise partners with our merchandise is satisfied when control of the merchandise transfers. We also have licensing agreements with licensees to sell products using our brand names. We defer revenue when cash payments are received in advance of performance for unsatisfied obligations related to our gift cards, licensing agreements, outstanding loyalty points, and reimbursements of loyalty program rewards associated with our credit card agreement. See Note 3 of Notes to Consolidated Financial Statements for related revenue disclosures. Classification of Expenses Cost of goods sold and occupancy expenses include the following: • the cost of merchandise; • inventory shortage and valuation adjustments; • freight charges; • online shipping and packaging costs; • cost associated with our sourcing operations, including payroll, benefits, and other administrative expenses; • lease and other occupancy related cost, depreciation, and amortization related to our store operations, distribution centers, information technology, and certain corporate functions; and • gains and losses associated with foreign currency derivative contracts used to hedge forecasted merchandise purchases and related costs denominated in U.S. dollars made by our international subsidiaries whose functional currencies are their local currencies. Operating expenses include the following: • payroll, benefits, and other administrative expenses for our store operations, field management, and distribution centers; • payroll, benefits, and other administrative expenses for our corporate functions, including product design and development; • advertising expenses; • information technology expenses and maintenance costs; • lease and other occupancy related cost, depreciation, and amortization for our corporate facilities; • research and development expenses; • gains and losses associated with foreign currency derivative contracts not designated as hedging instruments; • third-party credit card processing fees; and • other expenses (income). 48

Payroll, benefits, and other administrative expenses for our distribution centers recorded within operating expenses were $307 million, $320 million, and $386 million in fiscal 2024, 2023, and 2022, respectively. Research and development costs described in Accounting Standards Codification ("ASC") No. 730 are expensed as incurred. These costs primarily consist of payroll and related benefits attributable to time spent on research and development activities for new innovative products, technological improvements for existing products, and process innovation. Research and development expenses recorded within operating expenses under ASC 730 were $40 million, $37 million, and $46 million in fiscal 2024, 2023, and 2022, respectively. The classification of expenses varies across the apparel retail industry. Accordingly, our cost of goods sold and occupancy expenses and operating expenses may not be comparable to those of other companies. Impairment of Long-Lived Assets We review the carrying amount of long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Events that result in an impairment review include a significant decrease in the operating performance of the long-lived asset, the decision to close a store, corporate facility, or distribution center, or adverse changes in business climate. Long-lived assets are considered impaired if the carrying amount exceeds the estimated undiscounted future cash flows of the asset or asset group over the estimated remaining life. The asset group is defined as the lowest level for which identifiable cash flows are available and largely independent of the cash flows of other groups of assets, which for our retail stores is generally at the store level. The asset group for retail stores is comprised of both property and equipment and operating lease assets. For impaired assets, we recognize a loss equal to the difference between the carrying amount of the asset or asset group and its estimated fair value, which is recorded within operating expenses on the Consolidated Statements of Operations. The estimated fair value of the asset or asset group is based on discounted future cash flows of the asset or asset group using a discount rate commensurate with the related risk. For operating lease assets, the Company determines the estimated fair value of the assets by discounting the estimated market rental rates using available valuation techniques. See Note 7 of Notes to Consolidated Financial Statements for related disclosures. Impairment of Goodwill and Intangible Assets We review the carrying amount of goodwill and other indefinite-lived intangible assets for impairment annually in the fourth quarter of the fiscal year and whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Events that result in an impairment review include significant changes in the business climate, declines in our operating results, or an expectation that the carrying amount may not be recoverable. We assess potential impairment by considering present economic conditions as well as future expectations. If goodwill is considered impaired, we recognize a loss equal to the difference between the carrying amount and the estimated fair value of the reporting unit. A trade name is considered impaired if the carrying amount exceeds its estimated fair value. If a trade name is considered impaired, we recognize a loss equal to the difference between the carrying amount and the estimated fair value of the trade name. The fair value of a trade name is determined using the relief from royalty method, which requires management to make assumptions and to apply judgment, including forecasting future sales, and selecting appropriate discount rates and royalty rates. Goodwill and other indefinite-lived intangible assets, including the trade names, are recorded within other long- term assets on the Consolidated Balance Sheets. See Note 5 of Notes to Consolidated Financial Statements for related disclosures. Advertising Costs associated with the production of advertising, such as writing, printing, and other costs, are expensed as incurred. Costs associated with communicating advertising that has been produced, such as television, magazine, and digital and social media costs, are expensed when the advertising event takes place or is made available. Advertising expense was $780 million, $882 million, and $1,039 million in fiscal 2024, 2023, and 2022, respectively, and is recorded within operating expenses on the Consolidated Statements of Operations. 49

Share-Based Compensation Share-based compensation expense for stock options and other stock awards is determined based on the grant- date fair value. For units granted, whereby shares of common stock are issued for units as they vest (“Stock Units”), the fair value is determined either based on the Company’s stock price on the date of grant less future expected dividends during the vesting period or a Monte Carlo method for certain Stock Units granted with a market condition. We use the Black-Scholes-Merton option-pricing model to determine the fair value of stock options, which requires the input of subjective assumptions regarding the expected term, expected volatility, dividend yield, and risk-free interest rate. There were no stock options issued to employees during fiscal 2024 or fiscal 2023. For Stock Units and stock options, we recognize share-based compensation cost over the vesting period. We account for forfeitures as they occur. Share-based compensation expense is recorded primarily within operating expenses on the Consolidated Statements of Operations. See Note 10 of Notes to Consolidated Financial Statements for related disclosures. Foreign Currency Our international subsidiaries primarily use local currencies as their functional currency and translate their assets and liabilities at the current rate of exchange in effect at the balance sheet date. Revenue and expenses from their operations are translated using rates that approximate those in effect during the period in which the transactions occur. The resulting gains and losses from translation are recorded on the Consolidated Statements of Comprehensive Income (Loss) and in accumulated other comprehensive income ("OCI") on the Consolidated Statements of Stockholders’ Equity. Transaction gains and losses resulting from intercompany balances of a long- term investment nature are also classified as accumulated OCI. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the local functional currency are recorded within operating expenses on the Consolidated Statements of Operations. The aggregate transaction gains and losses recorded within operating expenses on the Consolidated Statements of Operations are as follows: Fiscal Year ($ in millions) 2024 2023 2022 Foreign currency transaction loss $ (37) $ (9) $ (59) Realized and unrealized gain from certain derivative financial instruments 35 11 57 Net foreign exchange gain (loss) $ (2) $ 2 $ (2) Income Taxes Deferred income taxes are recorded for temporary differences between the tax basis of assets and liabilities and their reported amounts on the Consolidated Financial Statements. Valuation allowances are established against deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Our income tax expense includes changes in our estimated liability for exposures associated with our various tax filing positions. At any point in time, many tax years are subject to or in the process of being audited by various taxing authorities. To the extent our estimates of settlements change or the final tax outcome of these matters is different from the amounts recorded, such differences will impact the income tax provision in the period in which such determinations are made. The Company recognizes interest related to unrecognized tax benefits in interest expense and penalties related to unrecognized tax benefits in operating expenses on the Consolidated Statements of Operations. The Company has made an accounting policy election to treat taxes due on the global intangible low-taxed income (“GILTI”) of foreign subsidiaries as a current period expense. 50

Earnings per Share Basic earnings per share is computed as net income (loss) divided by basic weighted-average number of common shares outstanding for the period. Diluted earnings per share is computed as net income divided by diluted weighted-average number of common shares outstanding for the period including common stock equivalents. During periods of net loss, the dilutive impact of outstanding options and awards is excluded from dilutive shares. Common stock equivalents consist of shares subject to share-based awards with exercise prices less than the average market price of our common stock for the period, to the extent their inclusion would be dilutive. Stock options and other stock awards that contain performance conditions are not included in the calculation of common stock equivalents until such performance conditions have been achieved. See Note 13 of Notes to Consolidated Financial Statements for related disclosures. Recent Accounting Pronouncements Except as noted below, the Company has considered all recent accounting pronouncements and concluded that there are no recent accounting pronouncements that may have a material impact on our Consolidated Financial Statements and disclosures, based on current information. Accounting Pronouncement Recently Adopted ASU No. 2022-04, Disclosure of Supplier Finance Program Obligations In September 2022, the Financial Accounting Standards Board ("FASB") issued accounting standards update ("ASU") No. 2022-04, Disclosure of Supplier Finance Program Obligations. The ASU is intended to enhance the transparency of the use of supplier finance programs by requiring additional disclosures about the program’s nature and potential magnitude, including a rollforward of the obligations and activity during the period. The ASU is effective retrospectively for fiscal years and interim periods within those years beginning after December 15, 2022, except for the amendment on rollforward information, which is effective prospectively for fiscal years beginning after December 15, 2023. The ASU does not affect the recognition, measurement, or financial statement presentation of supplier finance program obligations. We adopted the required guidance of this ASU on January 29, 2023 on a retrospective basis, except for the amendment on rollforward information which we adopted on a prospective basis for the fiscal year ended February 1, 2025. See Note 17 of Notes to Consolidated Financial Statements for information regarding our supply chain finance program. ASU No. 2023-07, Improvements to Reportable Segment Disclosures In November 2023, the FASB issued ASU No. 2023-07, Improvements to Reportable Segment Disclosures. The ASU is intended to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The ASU is effective retrospectively for fiscal years beginning after December 15, 2023, and for interim periods within fiscal years beginning after December 15, 2024. We adopted this ASU for the fiscal year ended February 1, 2025. See Note 15 of Notes to Consolidated Financial Statements for related disclosures. Accounting Pronouncements Not Yet Adopted ASU No. 2023-09, Improvements to Income Tax Disclosures In December 2023, the FASB issued ASU No. 2023-09, Improvements to Income Tax Disclosures. The ASU is intended to improve the transparency of income tax disclosures by requiring consistent categories and greater disaggregation of information in the rate reconciliation, as well as income taxes paid disaggregated by jurisdiction. The ASU is effective for annual periods beginning after December 15, 2024 and should be applied on a prospective basis, but retrospective application is permitted. We are currently assessing the impact that this ASU will have on the Company's disclosures. 51

ASU No. 2024-03, Disaggregation of Income Statement Expenses In November 2024, the FASB issued ASU No. 2024-03, Disaggregation of Income Statement Expenses. The ASU is intended to improve financial reporting by requiring disaggregated disclosure of certain costs and expenses. The ASU is effective for fiscal years beginning after December 15, 2026 and for interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The ASU may be applied on either a prospective or retrospective basis. We are currently assessing the impact that this ASU will have on the Company's disclosures. Note 2. Additional Financial Statement Information Cash and Cash Equivalents Cash and cash equivalents consist of the following: ($ in millions) February 1, 2025 February 3, 2024 Cash (1) $ 2,025 $ 1,872 Money market funds 302 — Time deposits and other debt securities 8 1 Cash and cash equivalents $ 2,335 $ 1,873 __________ (1) Cash includes $67 million and $76 million of amounts in transit from banks for customer credit card and debit card transactions as of February 1, 2025 and February 3, 2024, respectively. Short-Term Investments Short-term investments consist of the following: ($ in millions) February 1, 2025 February 3, 2024 U.S. treasury securities $ 132 $ — Corporate securities 121 — Short-term investments $ 253 $ — Other Current Assets Other current assets consist of the following: ($ in millions) February 1, 2025 February 3, 2024 Accounts receivable $ 301 $ 289 Derivative financial instruments 33 7 Prepaid income taxes and income taxes receivable 27 36 Right of returns asset 27 28 Prepaid minimum rent and occupancy expenses 24 31 Other 136 136 Other current assets $ 548 $ 527 52

Property and Equipment Property and equipment are stated at cost less accumulated depreciation and consist of the following: ($ in millions) February 1, 2025 February 3, 2024 Furniture and equipment $ 2,816 $ 2,805 Leasehold improvements 2,178 2,197 Land, buildings, and building improvements 1,145 1,140 Software 1,118 1,121 Construction-in-progress 169 177 Property and equipment, at cost 7,426 7,440 Less: Accumulated depreciation (4,930) (4,874) Property and equipment, net of accumulated depreciation $ 2,496 $ 2,566 Depreciation expense for property and equipment was $492 million, $513 million, and $531 million for fiscal 2024, 2023, and 2022, respectively. Interest of $6 million, $5 million, and $7 million related to assets under construction was capitalized in fiscal 2024, 2023, and 2022, respectively. See Note 7 of Notes to Consolidated Financial Statements for information regarding impairment charges. Other Long-Term Assets Other long-term assets consist of the following: ($ in millions) February 1, 2025 February 3, 2024 Long-term income tax-related assets $ 533 $ 561 Goodwill 207 207 Trade names 59 54 Other 147 146 Other long-term assets $ 946 $ 968 See Note 5 of Notes to Consolidated Financial Statements for additional disclosures on goodwill and other intangible assets. 53

Accrued Expenses and Other Current Liabilities Accrued expenses and other current liabilities consist of the following: ($ in millions) February 1, 2025 February 3, 2024 Accrued compensation and benefits $ 442 $ 394 Deferred revenue 273 337 Accrued advertising 76 40 Sales return allowances 60 62 Other 232 275 Accrued expenses and other current liabilities $ 1,083 $ 1,108 Other Long-Term Liabilities Other long-term liabilities consist of the following: ($ in millions) February 1, 2025 February 3, 2024 Long-term income tax-related liabilities $ 344 $ 319 Long-term asset retirement obligations (1) 27 28 Other 151 165 Other long-term liabilities $ 522 $ 512 __________ (1) The net activity related to asset retirement obligations includes adjustments to the asset retirement obligation balance and fluctuations in foreign currency exchange rates. Note 3. Revenue We disaggregate our net sales by channel and also by brand and region. Net sales by region are allocated based on the location of the store where the customer paid for and received the merchandise; the distribution center or store from which the products were shipped; or the region of the franchise or licensing partner. Net sales disaggregated by channel for fiscal 2024, 2023, and 2022 are as follows: Fiscal Year ($ in millions) 2024 2023 (2) 2022 Store and franchise sales $ 9,332 $ 9,346 $ 9,651 Online sales (1) 5,754 5,543 5,965 Total net sales $ 15,086 $ 14,889 $ 15,616 __________ (1) Online sales primarily include sales originating from our online channel including those that are picked up or shipped from stores and net sales from revenue-generating strategic initiatives. (2) Fiscal 2023 includes incremental sales attributable to the 53rd week. 54

Net sales disaggregated by brand and region are as follows:

($ in millions) Fiscal 2024	Old Navy Global	Gap Global	Banana Republic Global	Athleta Global	Other (3)	Total
U.S. (1)	$ 7,706	$ 2,531	$ 1,682	$ 1,311	$ 65	$ 13,295
Canada	649	326	168	39	—	1,182
Other regions	46	477	83	3	—	609
Total	$ 8,401	$ 3,334	$ 1,933	$ 1,353	$ 65	$ 15,086

($ in millions) Fiscal 2023 (2)	Old Navy Global	Gap Global	Banana Republic Global	Athleta Global	Other (3)	Total
U.S. (1)	$ 7,460	$ 2,470	$ 1,681	$ 1,310	$ 46	$ 12,967
Canada	674	332	170	45	—	1,221
Other regions	69	539	88	5	—	701
Total	$ 8,203	$ 3,341	$ 1,939	$ 1,360	$ 46	$ 14,889

($ in millions) Fiscal 2022	Old Navy Global	Gap Global	Banana Republic Global	Athleta Global	Other (3)	Total
U.S. (1)	$ 7,471	$ 2,461	$ 1,829	$ 1,428	$ 12	$ 13,201
Canada	679	332	192	33	—	1,236
Other regions	84	981	95	19	—	1,179
Total	$ 8,234	$ 3,774	$ 2,116	$ 1,480	$ 12	$ 15,616

(1) U.S. includes the United States and Puerto Rico.
(2) Fiscal 2023 includes incremental sales attributable to the 53rd week.
(3) Primarily consists of net sales from revenue-generating strategic initiatives.

We defer revenue when cash payments are received in advance of performance for unsatisfied obligations related to our gift cards, licensing agreements, outstanding loyalty points, and reimbursements of loyalty program rewards associated with our credit card agreement. For fiscal 2024, the opening balance of deferred revenue for these obligations was $337 million, of which $233 million was recognized as revenue during the period. The closing balance of deferred revenue for these obligations was $273 million as of February 1, 2025.

For fiscal 2023, the opening balance of deferred revenue for these obligations was $354 million, of which $253 million was recognized as revenue during the period. The closing balance of deferred revenue for these obligations was $337 million as of February 3, 2024.

In April 2021, the Company entered into agreements with Barclays and Mastercard relating to the Credit Card programs. The Company received an upfront payment of $60 million related to the agreements prior to the program launch in May 2022, which is being recognized as revenue over the term of the agreements. We also receive revenue sharing from our credit card agreement for private label and co-branded credit cards.

Note 4. Income Taxes

For financial reporting purposes, components of income (loss) before income taxes are as follows:

	Fiscal Year		
($ in millions)	2024	2023	2022
United States	$ 977	$ 463	$ (280)
Foreign	160	93	141
Income (loss) before income taxes	$ 1,137	$ 556	$ (139)

55

The tax expense for income taxes consists of the following: Fiscal Year ($ in millions) 2024 2023 2022 Current: Federal $ 194 $ 63 $ (35) State 29 12 6 Foreign 43 43 50 Total current 266 118 21 Deferred: Federal (1) (40) 24 State 21 (6) 15 Foreign 7 (18) 3 Total deferred 27 (64) 42 Total tax expense $ 293 $ 54 $ 63 The difference between the effective tax rate and the U.S. federal statutory tax rate is as follows: Fiscal Year 2024 2023 2022 Federal statutory tax rate 21.0% 21.0% 21.0 % State and local income taxes, net of federal benefit 4.4 2.5 (13.7) Tax impact of foreign operations (2.4) (0.7) (28.1) Valuation allowances 3.5 (11.0) (3.6) Impact of divestiture activity — (1.6) (21.6) Other (0.7) (0.5) 0.7 Effective tax rate 25.8% 9.7% (45.3) % During fiscal 2023, we recorded a $65 million benefit for changes in U.S. and foreign valuation allowances and a $32 million benefit related to a U.S. transfer pricing settlement related to our sourcing activities. During fiscal 2022, we recorded a $37 million expense related to foreign divestiture activity. 56

Deferred tax assets (liabilities) consist of the following: ($ in millions) February 1, 2025 February 3, 2024 Gross deferred tax assets: Operating lease liabilities $ 1,037 $ 1,021 Accrued payroll and related benefits 108 86 Accruals 177 176 Inventory capitalization and other adjustments 51 75 Deferred income 43 53 Federal, state, and foreign net operating losses 179 197 Other 49 22 Total gross deferred tax assets 1,644 1,630 Valuation allowances (261) (233) Total deferred tax assets, net of valuation allowances 1,383 1,397 Deferred tax liabilities: Depreciation and amortization (126) (154) Operating lease assets (839) (802) Other (18) (11) Total deferred tax liabilities (983) (967) Net deferred tax assets $ 400 $ 430 As of February 1, 2025, we had approximately $812 million of state and $552 million of foreign loss carryovers in multiple taxing jurisdictions that could be utilized to reduce tax liabilities of future years. We also had approximately $46 million of foreign tax credit carryovers as of February 1, 2025. Approximately $677 million of state losses expire between fiscal 2025 and fiscal 2044, and $135 million of the state losses do not expire. Approximately $235 million of the foreign losses expire between fiscal 2025 and fiscal 2044, and $317 million of the foreign losses do not expire. The foreign tax credits begin to expire in fiscal 2029. Valuation allowances are recorded if, based on the assessment of available evidence, it is more likely than not that some portion, or all, of the deferred tax asset will not be realized. Management must analyze all available positive and negative evidence regarding realization of the deferred tax assets and make an assessment of the likelihood of sufficient future taxable income. We have provided valuation allowances of $261 million on certain federal, state, and foreign deferred tax assets that were not deemed realizable based upon estimates of future taxable income. 57

The activity related to our unrecognized tax benefits is as follows: Fiscal Year ($ in millions) 2024 2023 2022 Balance at beginning of fiscal year $ 343 $ 344 $ 359 Increases related to current year tax positions 13 12 11 Prior year tax positions: Increases 22 21 1 Decreases (1) (30) (24) Lapse of Statute of Limitations (1) (1) — Cash settlements (1) (3) (2) Foreign currency translation (1) — (1) Balance at end of fiscal year $ 374 $ 343 $ 344 Of the total unrecognized tax benefits as of February 1, 2025, February 3, 2024, and January 28, 2023, approximately $354 million, $325 million, and $326 million, respectively, represents the amount that, if recognized, would favorably affect the effective income tax rate in future periods. During fiscal 2024, 2023, and 2022, net interest expense of $17 million, $4 million, and $12 million, respectively, has been recognized on the Consolidated Statements of Operations relating to income tax liabilities. As of February 1, 2025 and February 3, 2024, the Company had total accrued interest related to income tax liabilities of $66 million and $49 million, respectively. There were no accrued penalties related to income tax liabilities as of February 1, 2025 or February 3, 2024. The Company conducts business globally, and as a result, files income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. In the normal course of business, we are subject to examination by taxing authorities throughout the world, including such major jurisdictions as the United States, Canada, France, the United Kingdom, China, Hong Kong, Japan, and India. We are no longer subject to U.S. federal income tax examinations for fiscal years before 2009, and with few exceptions, we also are no longer subject to U.S. state, local, or non-U.S. income tax examinations for fiscal years before 2010. The IRS has examined the Company’s federal income tax returns and has sought to disallow research credits for tax years 2009 through 2013. Having exhausted all administrative avenues, the Company filed a petition in U.S. Tax Court on December 20, 2024. The Company believes the research credits taken are appropriate and intends to defend its position. The gross amount of research credits at issue for tax years 2009 through 2013 is approximately $41 million. The Company engages in continual discussions with taxing authorities regarding tax matters in the various U.S. and foreign jurisdictions in the normal course of business. As of February 1, 2025, we do not expect any material impacts to the Consolidated Statements of Operations due to the settlement of audits within the next 12 months. 58

Note 5. Goodwill and Other Intangible Assets The following goodwill and other intangible assets are included in other long-term assets on the Consolidated Balance Sheets: ($ in millions) February 1, 2025 February 3, 2024 Goodwill $ 207 $ 207 Trade names $ 59 $ 54 Intangible assets subject to amortization $ 54 $ 54 Less: Accumulated amortization (44) (36) Intangible assets subject to amortization, net $ 10 $ 18 The amortization expense for intangible assets subject to amortization recorded in cost of goods sold and occupancy expenses on the Consolidated Statements of Operations was $8 million, $9 million, and $9 million for fiscal 2024, 2023, and 2022, respectively. We did not recognize any impairment charges for goodwill or other intangible assets in fiscal 2024, 2023, or 2022. Note 6. Debt and Credit Facilities Long-term debt recorded on the Consolidated Balance Sheets consists of the following: ($ in millions) February 1, 2025 February 3, 2024 2029 Notes $ 750 $ 750 2031 Notes 750 750 Less: Unamortized debt issuance costs (10) (12) Total long-term debt $ 1,490 $ 1,488 The scheduled maturity of the Senior Notes is as follows: ($ in millions) Principal Interest Rate Interest Payments October 1, 2029 (1) $ 750 3.625% Semi-Annual October 1, 2031 (2) 750 3.875% Semi-Annual Total issuance $ 1,500 __________ (1) On or after October 1, 2024, includes an option to redeem the 2029 Notes, in whole or in part at any time, at stated redemption prices. (2) Includes an option to redeem the 2031 Notes, in whole or in part at any time, subject to a make-whole premium, prior to October 1, 2026. On or after October 1, 2026, includes an option to redeem the 2031 Notes, in whole or in part at any time, at stated redemption prices. We have $1.5 billion aggregate principal amount of the 3.625 percent senior notes due 2029 ("2029 Notes") and 3.875 percent senior notes due 2031 ("2031 Notes") (the 2029 Notes and the 2031 Notes, collectively, the "Senior Notes"). As of February 1, 2025, the aggregate estimated fair value of the Senior Notes was $1.34 billion and was based on the quoted market prices for each of the Senior Notes (level 1 inputs) as of the last business day of the fiscal year. The aggregate principal amount of the Senior Notes is recorded in long-term debt on the Consolidated Balance Sheet, net of the unamortized debt issuance costs. Our ABL Facility has a $2.2 billion borrowing capacity and generally bears interest at a per annum rate based on Secured Overnight Financing Rate ("SOFR") (subject to a zero floor) plus a margin, depending on borrowing base availability. The ABL Facility is scheduled to expire in July 2027 and is available for working capital, capital expenditures, and other general corporate purposes. 59

There were no borrowings under the ABL Facility as of February 1, 2025 and February 3, 2024. We also have the ability to issue letters of credit on our ABL Facility. As of February 1, 2025, we had $46 million in standby letters of credit issued under the ABL Facility. The Senior Notes contain covenants that may limit the Company’s ability to, among other things: (i) grant or incur liens and (ii) enter into sale and lease-back transactions. The Senior Notes are fully and unconditionally guaranteed on a senior unsecured basis, jointly and severally, by each of our existing wholly owned domestic subsidiaries that is a borrower or guarantor under our existing ABL Facility. These guarantees also extend to each of our future wholly owned domestic subsidiaries that is a borrower or guarantor under any credit facility of the Company, any guarantor, a guarantor of capital markets debt of the Company, or any guarantor in an aggregate principal amount in excess of a certain amount. The ABL Facility is secured by specified U.S. and Canadian assets, including a first lien on inventory, certain receivables, and related assets. The ABL Facility contains customary covenants restricting the Company's activities, as well as those of its subsidiaries, including limitations on the ability to sell assets, engage in mergers or other fundamental changes, enter into capital leases or certain leases not in the ordinary course of business, enter into transactions involving related parties or derivatives, incur or prepay indebtedness, grant liens or negative pledges on its assets, make loans or other investments, pay dividends or repurchase stock or other securities, guarantee third-party obligations, engage in sale and lease-back transactions and make changes in its corporate structure. There are exceptions to these covenants, and some are only applicable when unused availability falls below specified thresholds. In addition, the ABL Facility includes, as a financial covenant, a springing fixed charge coverage ratio which arises when availability falls below a specified threshold. Note 7. Fair Value Measurements The Company measures certain financial assets and liabilities at fair value on a recurring basis. The Company categorizes financial assets and liabilities recorded at fair value based upon a three-level hierarchy that considers the related valuation techniques. There were no material purchases, sales, issuances, or settlements related to recurring level 3 measurements during fiscal 2024 or 2023. Financial Assets and Liabilities Financial assets and liabilities measured at fair value on a recurring basis and cash equivalents are as follows: Fair Value Measurements at Reporting Date Using ($ in millions) February 1, 2025 Quoted Prices in Active Markets for Identical Assets (Level 1) Significant Other Observable Inputs (Level 2) Significant Unobservable Inputs (Level 3) Assets: Cash equivalents $ 310 $ 302 $ 8 $ — Short-term investments 253 132 121 — Derivative financial instruments 33 — 33 — Deferred compensation plan assets 36 36 — — Other assets 3 — — 3 Total $ 635 $ 470 $ 162 $ 3 Liabilities: Derivative financial instruments $ — $ — $ — $ — 60

Fair Value Measurements at Reporting Date Using ($ in millions) February 3, 2024 Quoted Prices in Active Markets for Identical Assets (Level 1) Significant Other Observable Inputs (Level 2) Significant Unobservable Inputs (Level 3) Assets: Cash equivalents $ 1 $ — $ 1 $ — Derivative financial instruments 7 — 7 — Deferred compensation plan assets 31 31 — — Other assets 4 — — 4 Total $ 43 $ 31 $ 8 $ 4 Liabilities: Derivative financial instruments $ 8 $ — $ 8 $ — We have highly liquid fixed and variable income investments classified as cash equivalents and short-term investments. All highly liquid investments with original maturities of three months or less at the time of purchase are classified as cash and cash equivalents on the Consolidated Balance Sheets. Our cash equivalents are comprised of money market funds and time deposits recorded at amortized cost, which approximates fair value, as well as debt securities recorded at fair value using market prices for identical or similar assets. We also have highly liquid investments with original maturities of greater than three months and less than two years that are classified as short-term investments on the Consolidated Balance Sheet. These debt securities are also recorded at fair value using market prices for identical or similar assets. There were no material realized or unrealized gains or losses or impairment charges related to short-term investments during fiscal 2024. Derivative financial instruments primarily include foreign exchange forward contracts. See Note 8 of Notes to Consolidated Financial Statements for information regarding currencies hedged against the U.S. dollar. We maintain the Gap, Inc. Deferred Compensation Plan (“DCP”), which allows eligible employees to defer base compensation and bonus up to a maximum percentage, and non-employee directors to defer receipt of a portion of their Board fees. Plan investments are directed by participants and are recorded at market value and designated for the DCP. The fair value of the Company’s DCP assets is determined based on quoted market prices, and the assets are recorded within other long-term assets on the Consolidated Balance Sheets. See Note 12 of Notes to Consolidated Financial Statements for information regarding employee benefit plans. Nonfinancial Assets Long-lived assets, which for us primarily consist of property and equipment and operating lease assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. The estimated fair value of the long-lived assets is based on discounted future cash flows of the asset or asset group using a discount rate commensurate with the risk. For operating lease assets, the Company determines the estimated fair value of the assets by comparing discounted contractual rent payments to estimated market rental rates using available valuation techniques. These fair value measurements qualify as level 3 measurements in the fair value hierarchy. See Note 1 of Notes to Consolidated Financial Statements for further information regarding the impairment of long-lived assets. 61

We recorded the following long-lived asset impairment charges in operating expenses on the Consolidated Statements of Operations: Fiscal Year ($ in millions) 2024 2023 2022 Operating lease assets (1) $ — $ 4 $ 33 Store assets (2) 1 3 18 Total impairment charges of long-lived assets $ 1 $ 7 $ 51 __________ (1) The impairment charge reduced the then carrying amount of the applicable operating lease assets of $51 million and $248 million to their fair value of $47 million and $215 million during fiscal 2023 and 2022, respectively. There were no material impairment charges for operating lease assets during fiscal 2024. (2) The impairment charge reduced the then carrying amount of the applicable store assets of $2 million, $4 million, and $21 million to their fair value of $1 million, $1 million, and $3 million during fiscal 2024, 2023, and 2022, respectively. Note 8. Derivative Financial Instruments We operate in foreign countries, which exposes us to market risk associated with foreign currency exchange rate fluctuations. We use derivative financial instruments to manage our exposure to foreign currency exchange rate risk and do not enter into derivative financial contracts for trading purposes. Consistent with our risk management guidelines, we hedge a portion of our transactions related to merchandise purchases for foreign operations and certain intercompany transactions using foreign exchange forward contracts. These contracts are entered into with large, reputable financial institutions that are monitored for counterparty risk. The currencies hedged against changes in the U.S. dollar are the Canadian dollar, Japanese yen, British pound, New Taiwan dollar, and Euro. Cash flows from derivative financial instruments are classified as cash flows from operating activities on the Consolidated Statements of Cash Flows. Derivative financial instruments are recorded at fair value on the Consolidated Balance Sheets as other current assets, other long-term assets, accrued expenses and other current liabilities, or other long-term liabilities. Cash Flow Hedges We designate foreign exchange forward contracts used to hedge forecasted merchandise purchases and related costs denominated in U.S. dollars made by our international subsidiaries whose functional currencies are their local currencies as cash flow hedges. The foreign exchange forward contracts entered into to hedge forecasted merchandise purchases and related costs generally have terms of up to 24 months. The effective portion of the gain or loss on the derivative financial instruments is reported as a component of other comprehensive income (loss) and is recognized into net income (loss) during the period in which the underlying transaction impacts the Consolidated Statements of Operations. Other Derivatives Not Designated as Hedging Instruments We use foreign exchange forward contracts to hedge our market risk exposure associated with foreign currency exchange rate fluctuations for certain intercompany balances denominated in currencies other than the functional currency of the entity with the intercompany balance. The gain or loss on the derivative financial instruments that represent economic hedges, as well as the remeasurement impact of the underlying intercompany balances, is recorded in operating expenses on the Consolidated Statements of Operations in the same period and generally offset each other. 62

Outstanding Notional Amounts As of February 1, 2025 and February 3, 2024, we had foreign exchange forward contracts outstanding in the following notional amounts: ($ in millions) February 1, 2025 February 3, 2024 Derivatives designated as cash flow hedges $ 363 $ 381 Derivatives not designated as hedging instruments 419 568 Total $ 782 $ 949 Quantitative Disclosures about Derivative Financial Instruments The fair values of foreign exchange forward contracts are as follows: ($ in millions) February 1, 2025 February 3, 2024 Derivatives designated as cash flow hedges: Other current assets $ 20 $ 6 Accrued expenses and other current liabilities — 2 Derivatives not designated as hedging instruments: Other current assets 13 1 Accrued expenses and other current liabilities — 6 Total derivatives in an asset position $ 33 $ 7 Total derivatives in a liability position $ — $ 8 All of the unrealized gains and losses from designated cash flow hedges as of February 1, 2025 will be recognized in income within the next 12 months at the then-current values, which may differ from the fair values as of February 1, 2025 shown above. Our foreign exchange forward contracts are subject to master netting arrangements with each of our counterparties and such arrangements are enforceable in the event of default or early termination of the contract. We do not elect to offset the fair values of our derivative financial instruments on the Consolidated Balance Sheets and as such the fair values shown above represent gross amounts. The amounts subject to enforceable master netting arrangements are not material for all periods presented. See Note 7 of Notes to Consolidated Financial Statements for disclosures on the fair value measurements of our derivative financial instruments. 63

The pre-tax amounts recognized in net income (loss) related to derivative instruments are as follows: Location and Amount of Gain Recognized in Net Income (Loss) Fiscal Year 2024 Fiscal Year 2023 Fiscal Year 2022 ($ in millions) Cost of goods sold and occupancy expenses Operating expenses Cost of goods sold and occupancy expenses Operating expenses Cost of goods sold and occupancy expenses Operating expenses Total amount of expense line items presented on the Consolidated Statements of Operations in which the effects of derivatives are recorded $ 8,859 $ 5,115 $ 9,114 $ 5,215 $ 10,257 $ 5,428 Gain recognized in net income (loss): Derivatives designated as cash flow hedges $ (15) $ — $ (18) $ — $ (33) $ — Derivatives not designated as hedging instruments — (35) — (11) — (57) Total gain recognized in net income (loss) $ (15) $ (35) $ (18) $ (11) $ (33) $ (57) Note 9. Common Stock Common and Preferred Stock The Company is authorized to issue 2.3 billion shares of common stock. We are also authorized to issue 60 million shares of Class B common stock, which is convertible into shares of common stock on a share-for-share basis. Transfer of the Class B shares is restricted. In addition, the holders of the Class B common stock have six votes per share on most matters and are entitled to a lower cash dividend. No Class B shares have been issued as of February 1, 2025. The Company is authorized to issue 30 million shares of one or more series of preferred stock, which has a par value of $0.05 per share, and to establish at the time of issuance the issue price, dividend rate, redemption price, liquidation value, conversion features, and such other terms and conditions of each series (including voting rights) as the Board deems appropriate, without further action on the part of the stockholders. No preferred shares have been issued as of February 1, 2025. Share Repurchases Share repurchase activity is as follows: Fiscal Year ($ and shares in millions except average per share cost) 2024 2023 2022 Number of shares repurchased (1) 3 — 11 Total cost $ 75 $ — $ 123 Average per share cost including commissions $ 23.86 $ — $ 11.59 __________ (1) Excludes shares withheld to settle employee tax withholding payments related to the vesting of stock units. In February 2019, the Board approved a $1.0 billion share repurchase authorization. The February 2019 repurchase program had $401 million remaining as of February 1, 2025. All common stock repurchased is immediately retired. 64

Note 10. Share-Based Compensation Share-based compensation expense is as follows: Fiscal Year ($ in millions) 2024 2023 2022 Stock Units $ 121 $ 74 $ 26 Stock options 2 3 7 Employee stock purchase plan 3 3 4 Share-based compensation expense 126 80 37 Less: Income tax benefit (22) (14) (14) Share-based compensation expense, net of tax $ 104 $ 66 $ 23 No material share-based compensation expense was capitalized in fiscal 2024, 2023, or 2022. There were no material modifications made to our outstanding stock options and Stock Units in fiscal 2024, 2023, or 2022. General Description of Stock Option and Stock Unit Plans The 2016 Long-Term Incentive Plan (the "2016 Plan") was last amended and restated in May 2023. Under the 2016 Plan, nonqualified stock options and Stock Units are granted to officers, directors, eligible employees, and consultants at exercise prices or initial values equal to the fair market value of the Company’s common stock at the date of grant or as determined by the Compensation and Management Development Committee of the Board. As of February 1, 2025, there were 311,586,781 shares that have been authorized for issuance under the 2016 Plan. Stock Units Under the 2016 Plan, Stock Units are granted to employees and members of the Board. Vesting generally occurs over a period of three to four years of continued service by the employee in equal annual installments for the majority of the Stock Units granted. Vesting is immediate in the case of members of the Board. In some cases, Stock Unit vesting is also subject to the attainment of pre-determined performance metrics and/or the satisfaction of market conditions ("Performance Shares"). At the end of each reporting period, we evaluate the probability that the Performance Shares will vest. We record share-based compensation expense on an accelerated basis over a period of three to four years once granted, based on the grant-date fair value and the probability that the pre-determined performance metrics will be achieved. We use the Monte Carlo method to calculate the grant date fair value of Performance Shares containing a market condition. The Monte Carlo method incorporates option-pricing model inputs to value the Performance Shares and estimate the total shareholder return ranking among our peer group. A summary of Stock Unit activity under the 2016 Plan for fiscal 2024 is as follows: Shares Weighted-Average Grant-Date Fair Value Per Share Balance as of February 3, 2024 18,822,475 $ 11.72 Granted 6,398,770 $ 23.21 Granted, with vesting subject to performance and market conditions 2,228,916 $ 25.83 Vested (5,881,262) $ 11.63 Forfeited (3,720,849) $ 18.17 Balance as of February 1, 2025 17,848,050 $ 16.28 65

A summary of additional information about Stock Units is as follows: Fiscal Year ($ in millions except per share amounts) 2024 2023 2022 Weighted-average fair value per share of Stock Units granted $ 23.89 $ 9.41 $ 11.92 Fair value of Stock Units vested $ 68 $ 82 $ 83 The aggregate intrinsic value of unvested Stock Units as of February 1, 2025 was $430 million. As of February 1, 2025, there was $188 million (before any related tax benefit) of unrecognized share-based compensation expense related to unvested Stock Units, which is expected to be recognized over a weighted- average period of 1.8 years. Total unrecognized share-based compensation expense may be adjusted for future forfeitures as they occur. Stock Options We have stock options outstanding under the 2016 Plan. Stock options generally expire the earlier of 10 years from the grant date, three months after employee termination, or one year after the date of an employee’s retirement or death. Vesting generally occurs over a period of four years of continued service by the employee, with 25 percent vesting on each of the four anniversary dates. There were no stock options issued to employees during fiscal 2024 or 2023. The fair value of stock options issued to employees during fiscal 2022 was estimated on the date of grant using the following assumptions: Fiscal Year 2022 Expected term (in years) 4.6 Expected volatility 51.7 % Dividend yield 4.0 % Risk-free interest rate 2.5 % A summary of stock option activity under the 2016 Plan for fiscal 2024 is as follows: Shares Weighted- Average Exercise Price Per Share Balance as of February 3, 2024 4,885,718 $ 21.59 Granted — $ — Exercised (1,206,015) $ 11.52 Forfeited/Expired (535,456) $ 28.90 Balance as of February 1, 2025 3,144,247 $ 24.21 A summary of additional information about stock options is as follows: Fiscal Year ($ in millions except per share amounts) 2024 2023 2022 Weighted-average fair value per share of stock options granted $ — $ — $ 4.66 Aggregate intrinsic value of stock options exercised $ 17 $ 7 $ 2 Fair value of stock options vested $ 3 $ 6 $ 13 66

Information about stock options outstanding and exercisable as of February 1, 2025 is as follows: Intrinsic Value as of February 1, 2025 (in millions) Number of Shares as of February 1, 2025 Weighted- Average Remaining Contractual Life (in years) Weighted- Average Exercise Price Per Share Options Outstanding $ 10 3,144,247 3.8 $ 24.21 Options Exercisable $ 9 2,894,965 3.6 $ 24.76 Employee Stock Purchase Plan Under our Employee Stock Purchase Plan (“ESPP”), eligible U.S. and Canadian employees are able to purchase our common stock at 85 percent of the closing price on the New York Stock Exchange on the last day of the three- month purchase periods. Accordingly, compensation expense is recognized for an amount equal to the 15 percent discount. Employees pay for their stock purchases through payroll deductions at a rate equal to any whole percentage from 1 percent to 15 percent. There were 935,816, 1,945,332, and 2,337,159 shares issued under the ESPP in fiscal 2024, 2023 and 2022, respectively. As of February 1, 2025, there were 9,700,716 shares reserved for future issuances under the ESPP. Note 11. Leases Net lease cost recognized on our Consolidated Statements of Operations is summarized as follows: Fiscal Year ($ in millions) 2024 2023 Operating lease cost $ 891 $ 823 Variable lease cost 363 443 Net lease cost $ 1,254 $ 1,266 67

As of February 1, 2025, the maturities of lease liabilities based on the total minimum lease commitment amount including options to extend lease terms that are reasonably certain of being exercised are as follows:

($ in millions)		
Fiscal Year		
2025	$	858
2026		832
2027		695
2028		582
2029		489
Thereafter		1,565
Total minimum lease payments		5,021
Less: Interest		(1,036)
Present value of operating lease liabilities		3,985
Less: Current portion of operating lease liabilities		(632)
Long-term operating lease liabilities	$	3,353

During fiscal 2024 and 2023, non-cash operating lease asset activity, net of remeasurements and modifications, was $784 million and $544 million, respectively. As of February 1, 2025 and February 3, 2024, the minimum lease commitment amount for operating leases signed but not yet commenced, primarily for retail stores, was $59 million and $62 million, respectively.

As of February 1, 2025 and February 3, 2024, the weighted-average remaining operating lease term was 7.2 years and 7.7 years, respectively, and the weighted-average discount rate was 6.4 percent for operating leases recognized on our Consolidated Financial Statements.

As of February 1, 2025 and February 3, 2024, the Company's finance leases were not material to our Consolidated Financial Statements.

See Note 1 of Notes to Consolidated Financial Statements for additional disclosures related to leases.

Note 12. Employee Benefit Plans

We have two qualified defined contribution retirement plans, the GapShare 401(k) Plan and the GapShare Puerto Rico Plan (the “GapShare Plans”), which are available to employees who meet the eligibility requirements. The GapShare Plans permit eligible employees to make contributions up to the maximum limits allowable under the applicable Internal Revenue Codes. Under the GapShare Plans, we match, in cash, all or a portion of employees’ contributions under a predetermined formula. Our contributions vest immediately. Our matching contributions to the GapShare Plans were $48 million, $49 million, and $49 million in fiscal 2024, 2023, and 2022, respectively.

We maintain the Gap, Inc. Deferred Compensation Plan, which allows eligible employees to defer base compensation and bonus up to a maximum percentage, and non-employee directors to defer receipt of a portion of their Board fees. Plan investments are directed by participants and are recorded at market value and designated for the DCP. The fair value of the Company’s DCP assets is determined based on quoted market prices, and the assets are recorded within other long-term assets on the Consolidated Balance Sheets. As of February 1, 2025 and February 3, 2024, the assets related to the DCP were $36 million and $31 million, respectively. As of February 1, 2025 and February 3, 2024, the corresponding liabilities related to the DCP were $36 million and $31 million, respectively, and were recorded within other long-term liabilities on the Consolidated Balance Sheets. We match all or a portion of employees’ contributions under a predetermined formula. Plan investments are elected by the participants, and investment returns are not guaranteed by the Company. Our matching contributions to the DCP in fiscal 2024, 2023, and 2022 were not material.

68

Note 13. Earnings (Loss) per Share Weighted-average number of shares used for earnings (loss) per share is as follows: Fiscal Year (shares in millions) 2024 2023 2022 Weighted-average number of shares—basic 376 370 367 Common stock equivalents (1) 8 6 — Weighted-average number of shares—diluted 384 376 367 __________ (1) For fiscal 2022, the dilutive impact of outstanding options and awards was excluded from dilutive shares as a result of the Company’s net loss for the period. The anti-dilutive shares related to stock options and Stock Units excluded from the computation of weighted- average number of shares—diluted were 2 million, 6 million, and 11 million for fiscal 2024, 2023, and 2022, respectively, as their inclusion would have an anti-dilutive effect on earnings (loss) per share. Note 14. Commitments and Contingencies We are a party to a variety of contractual agreements under which we may be obligated to indemnify the other party for certain matters. These contracts primarily relate to our commercial contracts, operating leases, trademarks, intellectual property, financial agreements, and various other agreements. Under these contracts, we may provide certain routine indemnifications relating to representations and warranties (e.g., ownership of assets, environmental or tax indemnifications), or personal injury matters. The terms of these indemnifications range in duration and may not be explicitly defined. Generally, the maximum obligation under such indemnifications is not explicitly stated, and as a result, the overall amount of these obligations cannot be reasonably estimated. Historically, we have not made significant payments for these indemnifications. We believe that if we were to incur a loss in any of these matters, the loss would not have a material effect on our Consolidated Financial Statements taken as a whole. As a multinational company, we are subject to various Actions arising in the ordinary course of our business. Many of these Actions raise complex factual, tax, and legal issues and are subject to uncertainties. As of February 1, 2025, Actions filed against us included commercial, intellectual property, customer, employment, securities, and data privacy claims, including class action lawsuits. The plaintiffs in some Actions seek unspecified damages or injunctive relief, or both. In addition, we have filed a petition in the U.S. Tax Court to defend research credits taken in prior years. See Note 4 of Notes to Consolidated Financial Statements for further details. Actions are in various procedural stages and some are covered in part by insurance. As of February 1, 2025 and February 3, 2024, we recorded a liability for an estimated loss if the outcome of an Action is expected to result in a loss that is considered probable and reasonably estimable. The liability recorded as of February 1, 2025 and February 3, 2024 was not material for any individual Action or in total. Subsequent to February 1, 2025 and through the filing date of March 18, 2025, no information has become available that indicates a change is required that would be material to our Consolidated Financial Statements taken as a whole. We cannot predict with assurance the outcome of Actions brought against us. Accordingly, developments, settlements, or resolutions may occur and impact income in the quarter of such development, settlement, or resolution. However, we do not believe that the outcome of any current Action would have a material effect on our Consolidated Financial Statements taken as a whole. 69

Note 15. Segment Information

We identify our operating segments according to how our business activities are managed and evaluated. As of February 1, 2025, our operating segments included: Old Navy Global, Gap Global, Banana Republic Global, and Athleta Global. Each of our brands serves customer demand through our store and franchise channel and our online channel, leveraging our omni-channel capabilities that allow customers to shop seamlessly across all of our brands. Additionally, our products, suppliers, customers, methods of distribution, and regulatory environment are similar across our brands. We have determined that each of our operating segments share similar qualitative and economic characteristics, and therefore the results of our operating segments are aggregated into one reportable segment as of February 1, 2025. We continually monitor and review our segment reporting structure in accordance with authoritative guidance to determine whether any changes have occurred that would impact our reportable segments.

Gap Inc.'s chief operating decision maker ("CODM") is our President and Chief Executive Officer. The CODM reviews measures of segment profit or loss by comparing budgeted versus actual and forecasted results, for purposes of assessing performance, allocating resources, and making decisions. The measure of segment assets is reported on the Consolidated Balance Sheets in total.

The following table presents information for segment profit (loss) and significant expenses:

	Fiscal Year		
($ in millions)	**2024**	**2023**	**2022**
Net sales	$ 15,086	$ 14,889	$ 15,616
Cost of goods sold	6,984	7,202	8,317
Occupancy expenses (1)	1,875	1,912	1,940
Operating expenses (2)	5,115	5,215	5,428
Operating income (loss)	$ 1,112	$ 560	$ (69)

(1) Occupancy expenses include lease and other occupancy related cost, depreciation, and amortization related to our store operations, distribution centers, information technology, and certain corporate functions.

(2) Operating expenses primarily include payroll and benefits expenses, advertising expenses, information technology expenses and maintenance costs, and other administrative expenses.

Long-lived assets, excluding long-term deferred tax assets, by geographic location are as follows:

($ in millions)	**February 1, 2025**	**February 3, 2024**
U.S. (1)	$ 5,700	$ 5,614
Other regions	582	605
Total long-lived assets	$ 6,282	$ 6,219

(1) U.S. includes the United States and Puerto Rico.

See Note 3 of Notes to Consolidated Financial Statements for disaggregation of revenue by channel and by brand and region.

Note 16. Divestitures

On February 1, 2022, we completed the transition of our Gap Italy operations to a third party, OVS, to operate Gap Italy stores as a franchise partner. On August 10, 2022, we completed the transition of our United Kingdom and Ireland online operations to a franchise partner through a joint venture with Next Plc. The impacts upon divestiture were not material to our results of operations for fiscal 2022.

70

We sold our distribution center in Rugby, England for $125 million on September 30, 2022. As a result of this transaction, the Company recognized a pre-tax gain on sale of $83 million within operating expenses on the Consolidated Statement of Operations during fiscal 2022. We completed the transition of our Old Navy Mexico operations to a third party, Grupo Axo, to operate Old Navy Mexico stores as a franchise partner, on August 1, 2022. As a result of this transaction, the Company recognized a pre-tax loss of $35 million within operating expenses on the Consolidated Statement of Operations during fiscal 2022. On November 7, 2022, we signed agreements to transition our Gap Greater China operations to a third party, Baozun, to operate Gap Greater China stores and the in-market website as a franchise partner, subject to regulatory approvals and closing conditions. On January 31, 2023, the Gap China transaction closed with Baozun. The impact upon divestiture was not material to our results of operations for fiscal 2023. The Gap Taiwan operations will continue to operate as usual until regulatory approvals and closing conditions are met. Note 17. Supply Chain Finance Program Our voluntary SCF program provides certain suppliers with the opportunity to sell their receivables due from us to participating financial institutions at the sole discretion of both the suppliers and the financial institutions. We are not a party to the agreements between our suppliers and the financial institutions and our payment terms are not impacted by whether a supplier participates in the SCF program. We may agree to side letters with participating financial institutions related to the SCF program that require us to transfer a certain amount of cash to be used as collateral for our payment obligations in a specified period. These collateral amounts, if applicable, are classified as restricted cash on our Consolidated Balance Sheets. There were no collateral amounts under the SCF program as of February 1, 2025 and February 3, 2024. The collateral amount under the SCF program was $30 million as of January 28, 2023. Additionally, our lenders under the ABL Facility who also participate in the SCF program have their related financings secured pursuant to the terms of the ABL Facility. The Company's outstanding obligations under the SCF program were $387 million and $373 million as of February 1, 2025 and February 3, 2024, respectively, and were included in accounts payable on the Consolidated Balance Sheets. A rollforward of our outstanding obligations under the SCF program for fiscal 2024 is as follows: Fiscal Year ($ in millions) 2024 Obligations outstanding at beginning of fiscal year $ 373 Invoices added during the fiscal year 2,685 Invoices settled during the fiscal year (2,671) Obligations outstanding at end of fiscal year $ 387 71

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure. None. Item 9A. Controls and Procedures. Evaluation of Disclosure Controls and Procedures We carried out an evaluation, under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this Annual Report on Form 10-K. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective. Management’s Report on Internal Control over Financial Reporting Our management is responsible for establishing and maintaining an adequate system of internal control over financial reporting, as defined in Exchange Act Rule 13a-15(f). Management conducted an assessment of our internal control over financial reporting based on the framework established by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework (released in 2013). Based on the assessment, management concluded that as of February 1, 2025, our internal control over financial reporting is effective. The Company’s internal control over financial reporting as of February 1, 2025 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which is included in Item 8 of this Form 10-K. Changes in Internal Control over Financial Reporting There was no change in the Company’s internal control over financial reporting that occurred during the fourth quarter of fiscal 2024 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. Item 9B. Other Information. During the 13 weeks ended February 1, 2025, none of our directors or Section 16 officers adopted, modified, or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as those terms are defined in Item 408(a) of Regulation S-K, except as follows: On December 13, 2024, Horacio (Haio) Barbeito, President and CEO of Old Navy, adopted a trading plan intended to satisfy the affirmative defense of Rule 10b5-1(c) to sell up to 396,367 shares of Gap Inc. common stock. Unless otherwise terminated pursuant to its terms, the plan will terminate on April 30, 2025, or when all shares under the plan are sold. Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections. Not applicable. Part III Item 10. Directors, Executive Officers and Corporate Governance. The information required by this item is incorporated herein by reference to the sections entitled “Proposal No. 1— Election of Directors—Nominees for Election as Directors,” “Proposal No. 1—Election of Directors—Director Selection and Qualification,” “Corporate Governance—Board Committees—Audit and Finance Committee,” "Corporate Governance—Insider Trading Policy and Restrictions on Hedging and Pledging" and "Beneficial Ownership of Shares—Delinquent Section 16(a) Reports" in the 2025 Proxy Statement. See also “Information about our Executive Officers” in Part I, Item 1 of this Form 10-K. 72

The Company has adopted a code of ethics, our Code of Business Conduct, which applies to all employees including our principal executive officer, principal financial officer, controller, and persons performing similar functions. Our Code of Business Conduct is available on our website, www.gapinc.com, under “Investors, Corporate Compliance.” Any amendments and waivers to the Code will also be available on the website. Item 11. Executive Compensation. The information required by this item is incorporated herein by reference to the sections entitled “Compensation of Directors,” “Corporate Governance—Board Committees—Compensation and Management Development Committee—Compensation Committee Interlocks and Insider Participation,” “Compensation Discussion and Analysis,” "Compensation Committee Report" and “Executive Compensation” in the 2025 Proxy Statement. Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters. The information required by this item is incorporated herein by reference to the sections entitled “Equity Compensation Plan Information” and “Beneficial Ownership of Shares—Beneficial Ownership Table” in the 2025 Proxy Statement. Item 13. Certain Relationships and Related Transactions, and Director Independence. The information required by this item is incorporated herein by reference to the sections entitled "Proposal No. 1 —Election of Directors—Director Independence," “Corporate Governance—Policies and Procedures with Respect to Related Party Transactions” and “Corporate Governance—Certain Relationships and Related Transactions” in the 2025 Proxy Statement. Item 14. Principal Accounting Fees and Services. Information about aggregate fees billed to us by our principal accountant, Deloitte & Touche LLP (PCAOB ID No. 34) is incorporated herein by reference to the section entitled “Proposal No. 2—Ratification of Selection of Independent Accountant—Principal Accounting Firm Fees” in the 2025 Proxy Statement. 73

Part IV

Item 15. Exhibits, Financial Statement Schedules.

1. Financial Statements: See "Index to Consolidated Financial Statements" in Part II, Item 8 of this Form 10-K.
2. Financial Statement Schedules: Schedules are included in the Consolidated Financial Statements or notes of this Form 10-K or are not required.
3. Exhibits: The exhibits listed in the below Exhibit Index are filed or incorporated by reference as part of this Form 10-K.

Exhibit Index

		Incorporated by Reference				
Exhibit No.	**Exhibit Description**	**Form**	**File No.**	**Exhibit**	**Filing Date**	**Filed/ Furnished Herewith**
3.1	Restated Certificate of Incorporation.	10-Q	1-7562	3.1	August 30, 2024	
3.2	Amended and Restated Bylaws (effective August 15, 2022).	10-Q	1-7562	3.3	August 26, 2022	
4.1	Indenture, dated as of September 27, 2021, by and among the Registrant, the Guarantors party thereto and U.S. Bank National Association as trustee, registrar and paying agent.	8-K	1-7562	4.1	September 28, 2021	
4.2	Form of 3.625% Senior Note due 2029, included as Exhibit A-1 to the Indenture.	8-K	1-7562	4.2	September 28, 2021	
4.3	Form of 3.875% Senior Note due 2031, included as Exhibit A-2 to the Indenture.	8-K	1-7562	4.3	September 28, 2021	
4.4	Description of Registrant's securities registered pursuant to Section 12 of the Securities Exchange Act of 1934.					X
10.1	Fourth Amended and Restated Revolving Credit Agreement dated as of July 13, 2022.	10-Q	1-7562	10.1	November 22, 2022	
10.2	Amendment No. 1, dated as of March 27, 2024, to Fourth Amended and Restated Revolving Credit Agreement, dated as of July 13, 2022.	10-Q	1-7562	10.4	May 31, 2024	
10.3*	Credit Card Program Agreement, dated as of April 8, 2021, by and among the Registrant, Old Navy, LLC, Banana Republic, LLC, Athleta LLC and Barclays Bank Delaware.	10-Q	1-7562	10.4	May 28, 2021	
10.4†	Executive Management Incentive Compensation Award Plan.	DEF 14A	1-7562	App. A	April 7, 2015	
10.5†	Deferred Compensation Plan, amended and restated effective January 1, 2023.	10-K	1-7562	10.12	March 14, 2023	
10.6†	Amended and Restated 2011 Long-Term Incentive Plan (effective February 26, 2014).	8-K	1-7562	10.1	March 6, 2014	
10.7†	2016 Long-Term Incentive Plan (effective May 17, 2016).	DEF 14A	1-7562	App. A	April 5, 2016	
10.8†	Amended and Restated 2016 Long-Term Incentive Plan (effective February 22, 2017).	10-K	1-7562	10.30	March 20, 2018	
10.9†	Amended and Restated 2016 Long Term-Incentive Plan (effective May 21, 2019).	DEF 14A	1-7562	App. A	April 9, 2019	
10.10†	Amended and Restated 2016 Long-Term Incentive Plan (effective May 11, 2021).	DEF 14A	1-7562	App. B	March 30, 2021	
10.11†	Amended and Restated 2016 Long-Term Incentive Plan (effective May 9, 2023).	DEF 14A	1-7562	App. A	March 29, 2023	

74

10.12†	Amended and Restated 2016 Long-Term Incentive Plan (effective July 1, 2024).					X
10.13†	Form of Non-Qualified Stock Option Agreement under the 2011 Long-Term Incentive Plan.	8-K	1-7562	10.2	March 6, 2014	
10.14†	Form of Non-Qualified Stock Option Agreement under the 2011 Long-Term Incentive Plan.	8-K	1-7562	10.1	March 6, 2015	
10.15†	Form of Non-Qualified Stock Option Agreement under the 2011 Long-Term Incentive Plan.	10-K	1-7562	10.60	March 21, 2016	
10.16†	Form of Non-Qualified Stock Option Agreement under the 2016 Long-Term Incentive Plan.	8-K	1-7562	10.1	March 9, 2017	
10.17†	Form of Non-Qualified Stock Option Agreement under the 2016 Long-Term Incentive Plan.	8-K	1-7562	10.1	March 16, 2018	
10.18†	Form of Non-Qualified Stock Option Agreement under the 2016 Long-Term Incentive Plan.	8-K	1-7562	10.1	March 15, 2019	
10.19†	2020 Form of Non-Qualified Stock Option Agreement under the 2016 Long-Term Incentive Plan.	8-K	1-7562	10.1	March 13, 2020	
10.20†	2021 Form of Non-Qualified Stock Option Agreement under the 2016 Long-Term Incentive Plan.	8-K	1-7562	10.1	March 9, 2021	
10.21†	2022 Form of Non-Qualified Stock Option Agreement under the 2016 Long-Term Incentive Plan.	8-K	1-7562	10.1	March 11, 2022	
10.22†	2023 Form of Non-Qualified Stock Option Agreement under the 2016 Long-Term Incentive Plan.	8-K	1-7562	10.1	March 10, 2023	
10.23†	2021 Form of Performance Share Agreement under the 2016 Long-Term Incentive Plan.	8-K	1-7562	10.3	March 9, 2021	
10.24†	2022 Form of Performance Share Agreement under the 2016 Long-Term Incentive Plan.	8-K	1-7562	10.3	March 11, 2022	
10.25†	2023 Form of Performance Share Agreement under the 2016 Long-Term Incentive Plan.	8-K	1-7562	10.3	March 10, 2023	
10.26†	2024 Form of Performance Share Agreement under the 2016 Long-Term Incentive Plan.	8-K	1-7562	10.2	March 15, 2024	
10.27†	Form of Amendment No. 1 to 2024 Performance Share Agreement under the 2016 Long-Term Incentive Plan.	8-K	1-7562	10.1	October 11, 2024	
10.28†	2020 Form of Restricted Stock Unit Award Agreement under the 2016 Long-Term Incentive Plan.	8-K	1-7562	10.2	March 13, 2020	
10.29†	2021 Form of Restricted Stock Unit Award Agreement under the 2016 Long-Term Incentive Plan.	8-K	1-7562	10.2	March 9, 2021	
10.30†	2022 Form of Restricted Stock Unit Award Agreement under the 2016 Long-Term Incentive Plan.	8-K	1-7562	10.2	March 11, 2022	
10.31†	2023 Form of Restricted Stock Unit Award Agreement under the 2016 Long-Term Incentive Plan.	8-K	1-7562	10.2	March 10, 2023	
10.32†	2024 Form of Restricted Stock Unit Award Agreement under the 2016 Long-Term Incentive Plan.	8-K	1-7562	10.1	March 15, 2024	
10.33†	Form of Director Stock Unit Agreement and Stock Unit Deferral Election Form under the 2011 Long-Term Incentive Plan.	10-Q	1-7562	10.10	June 8, 2011	
10.34†	Form of Director Stock Unit Agreement and Stock Unit Deferral Election Form under the 2016 Long-Term Incentive Plan.	8-K	1-7562	10.4	March 9, 2017	
10.35†	2020 Form of Director Stock Unit Agreement and Stock Unit Deferral Election Form under the 2016 Long-Term Incentive Plan.	8-K	1-7562	10.4	March 13, 2020	
10.36†	2024 Form of Director Stock Unit Agreement and Stock Unit Deferral Election Form under the 2016 Long-Term Incentive Plan.	8-K	1-7562	10.3	March 15, 2024	

75

10.37†	Letter Agreement dated March 5, 2020 by and between Mark Breitbard and the Registrant.	10-K	1-7562	10.57	March 17, 2020	
10.38†	Letter Agreement dated March 6, 2020 by and between Katrina O'Connell and the Registrant.	10-K	1-7562	10.74	March 17, 2020	
10.39†	Letter Agreement dated June 2, 2022 by and between Horacio Barbeito and the Registrant.	10-Q	1-7562	10.3	August 26, 2022	
10.40†	Letter Agreement dated July 21, 2023 by and between Richard Dickson and the Registrant.	8-K	1-7562	10.1	July 26, 2023	
10.41†	Summary of Relocation Benefits for Richard Dickson.	10-Q	1-7562	10.6	August 25, 2023	
10.42†	Letter Agreement dated July 18, 2023 by and between Chris Blakeslee and the Registrant.	10-K	1-7562	10.60	March 19, 2024	
10.43†	The Gap, Inc. Senior Executive Severance Plan (effective July 1, 2024).	8-K	1-7562	10.1	June 28, 2024	
10.44†	Participation Agreement with Chris Blakeslee under The Gap, Inc. Senior Executive Severance Plan.	10-Q	1-7562	10.2	August 30, 2024	
10.45†	Form of Inducement Restricted Stock Unit Agreement with Richard Dickson under the 2016 Long-Term Incentive Plan.	8-K	1-7562	10.2	July 26, 2023	
10.46†	Form of Make-Whole Restricted Stock Unit Agreement with Richard Dickson under the 2016 Long-Term Incentive Plan.	8-K	1-7562	10.3	July 26, 2023	
10.47†	Form of Make-Whole Performance Share Agreement with Richard Dickson under the 2016 Long-Term Incentive Plan.	8-K	1-7562	10.4	July 26, 2023	
10.48†	Form of Make-Whole Restricted Stock Unit Agreement with Chris Blakeslee under the 2016 Long-Term Incentive Plan.	10-K	1-7562	10.66	March 19, 2024	
10.49†	Form of Make-Whole Performance Share Agreement with Chris Blakeslee under the 2016 Long-Term Incentive Plan.	10-K	1-7562	10.67	March 19, 2024	
19	Securities Law Compliance Manual.					X
21	Subsidiaries of Registrant.					X
23	Consent of Independent Registered Public Accounting Firm.					X
31.1	Rule 13a-14(a)/15d-14(a) Certification of the Chief Executive Officer of The Gap, Inc. (Section 302 of the Sarbanes-Oxley Act of 2002).					X
31.2	Rule 13a-14(a)/15d-14(a) Certification of the Chief Financial Officer of The Gap, Inc. (Section 302 of the Sarbanes-Oxley Act of 2002).					X
32.1	Certification of the Chief Executive Officer of The Gap, Inc. pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					X
32.2	Certification of the Chief Financial Officer of The Gap, Inc. pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					X
97	Gap Inc. Executive Compensation Recoupment Policy.	10-K	1-7562	97	March 19, 2024	
101	The following materials from The Gap, Inc.'s Annual Report on Form 10-K for the year ended February 1, 2025, formatted in Inline XBRL (eXtensible Business Reporting Language): (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Operations, (iii) the Consolidated Statements of Comprehensive Income (Loss), (iv) the Consolidated Statements of Stockholders' Equity, (v) the Consolidated Statements of Cash Flows, and (vi) Notes to Consolidated Financial Statements.					X

76

104 Cover Page Interactive Data File (embedded within the Inline XBRL document). X __________ † Indicates management contract or compensatory plan or arrangement. * Certain portions of this exhibit have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K. 77

Item 16. Form 10-K Summary None. 78

SIGNATURES Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. THE GAP, INC. Date: March 18, 2025 By /s/ RICHARD DICKSON Richard Dickson President, Chief Executive Officer, and Director (Principal Executive Officer) Date: March 18, 2025 By /s/ KATRINA O'CONNELL Katrina O'Connell Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer) Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated. Date: March 18, 2025 By /s/ SALAAM COLEMAN SMITH Salaam Coleman Smith, Director Date: March 18, 2025 By /s/ ELISABETH B. DONOHUE Elisabeth B. Donohue, Director Date: March 18, 2025 By /s/ ROBERT J. FISHER Robert J. Fisher, Director Date: March 18, 2025 By /s/ WILLIAM S. FISHER William S. Fisher, Director Date: March 18, 2025 By /s/ TRACY GARDNER Tracy Gardner, Director Date: March 18, 2025 By /s/ KATHRYN A. HALL Kathryn A. Hall, Director Date: March 18, 2025 By /s/ AMY MILES Amy Miles, Director Date March 18, 2025 By /s/ CHRIS O'NEILL Chris O'Neill, Director Date: March 18, 2025 By /s/ MAYO A. SHATTUCK III Mayo A. Shattuck III, Director Date: March 18, 2025 By /s/ TARIQ SHAUKAT Tariq Shaukat, Director 79

BOARD OF DIRECTORS MAYO A. SHATTUCK III, 70 (+ ^) Independent Board Chair since 2024 and director since 2002. Former Chairman of Exelon Corporation, an energy company. Director of Capital One Financial Corporation and Hut 8 Corp. SALAAM COLEMAN SMITH, 55 (*) Director since 2021. Former Executive Vice President at the Disney ABC Television Group and President of Style Network at Comcast NBCUniversal. Director of Pinterest, Inc. RICHARD DICKSON, 57 Director since 2022. President and Chief Executive Officer of Gap Inc. Former President and Chief Operating Officer of Mattel, Inc. ELISABETH B. DONOHUE, 59 (*) Director since 2021. Former Chief Executive Officer of Publicis Spine and Global Brand President of Starcom Worldwide. Director of NRG Energy, Inc. ROBERT J. FISHER, 70 (+) Director since 1990. Managing Director of Pisces, Inc., an investment group. Former interim Chief Executive Officer and executive of Gap Inc. WILLIAM S. FISHER, 67 Director since 2009. Founder and Chief Executive Officer of Manzanita Capital Limited, a private equity fund. Executive Vice Chairman of Pisces, Inc., an investment group. Former executive of Gap Inc. TRACY GARDNER, 61 (*) Director since 2015. Principal of Tracy Gardner Consultancy. Former Chief Executive Officer of Delia’s Inc. Former executive of J. Crew Group, Inc. KATHRYN HALL, 67 (^) Director since 2022. Executive Managing Director of Pathstone, an investment advisor. Founder and Co-Executive Chair of Galvanize Climate Solutions, a mission-driven investment platform. AMY MILES, 58 (^ +) Director since 2020. Former Chair and Chief Executive Officer of Regal Entertainment Group, a global theater chain. Director of Amgen Inc. and Carrier Global Corporation. CHRIS O’NEILL, 52 (^) Director since 2018. Chief Executive Officer of GrowthLoop, a customer data platform for marketing. Former Chief Growth Officer of Xero Limited, a technology company. TARIQ SHAUKAT, 52 (^) Director since 2023. Chief Executive Officer of SonarSource, an open source enterprise software company. Former President of Bumble Inc. Director of Public Storage. LEADERSHIP TEAM RICHARD DICKSON President and Chief Executive Officer, Gap Inc. KATRINA O’CONNELL Chief Financial Officer, Gap Inc. HAIO BARBEITO President and Chief Executive Officer, Old Navy MARK BREITBARD President and Chief Executive Officer, Gap Brand CHRIS BLAKESLEE President and Chief Executive Officer, Athleta ERIC CHAN Chief Business and Strategy Officer, Gap Inc. AMY THOMPSON Chief People Officer, Gap Inc. JULIE GRUBER Chief Legal and Compliance Officer and Corporate Secretary, Gap Inc. ZAC POSEN Creative Director, Gap Inc. and Chief Creative Officer, Old Navy SALLY GILLIGAN Chief Supply Chain and Transformation Officer, Gap Inc. SVEN GERJETS Chief Technology Officer, Gap Inc. CORPORATE AND SHAREHOLDER INFORMATION GAP INC. INVESTOR RELATIONS Please see the Investors tab on www.gapinc.com 2 Folsom Street San Francisco, CA 94105 415-427-0100 investor_relations@gap.com STOCK EXCHANGE LISTING Trading Symbol “GAP” / New York Stock Exchange ANNUAL SHAREHOLDERS’ MEETING May 20, 2025, 1:30 p.m. Eastern Time Via the internet at www.virtualshareholdermeeting.com/GAP2025 INDEPENDENT ACCOUNTANT Deloitte & Touche LLP San Francisco, CA REGISTRAR AND TRANSFER AGENT (For registered shareholders) EQ Shareowner Services 1110 Centre Pointe Curve, Suite 101 Mendota Heights, MN 55120 BENEFICIAL SHAREHOLDERS (Shares held by your broker in the name of the brokerage house) should direct questions to your broker. FISCAL 2025 EARNINGS RELEASE DATES Please visit www.gapinc.com for up-to-date information about earnings release dates. Live audio of each quarterly earnings conference call can be accessed through the Investors tab on www.gapinc.com the day of the earnings release. Replays are available for approximately 90 days following the event. (+) Governance and Sustainability Committee (*) Compensation and Management Development Committee (^) Audit and Finance Committee Information on this page is as of April 8, 2025

GAPINC.COM